Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Kids2, Inc.

Project Abacus Acquisition Corp.

and

Summer Infant, Inc.

Dated as of March 16, 2022

Table Of Contents

Page

Article I THE MERGER		2

1.1	The Merger	2
1.2	The Surviving Corporation of the Merger	2
1.3	General Effects of the Merger	3
1.4	Effect of the Merger on Capital Stock of the Merging Corporations	3
1.5	Further Action	6
1.6	No Further Dividends	6

Article II THE CLOSING		7

2.1	The Closing	7
2.2	Conditions to Closing	7
2.3	Issuance of Merger Consideration After the Closing	9

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		12

3.1	Organization and Standing	12
3.2	Authorization and Enforceability	13
3.3	Required Consents	14
3.4	No Conflicts	14
3.5	Capitalization	15
3.6	Subsidiaries	16
3.7	SEC Reports	17
3.8	Financial Statements	18
3.9	No Undisclosed Liabilities	19
3.10	Absence of Certain Changes	19
3.11	Material Contracts	19
3.12	Compliance with Laws and Orders	20
3.13	Permits	20
3.14	Environmental Matters.	20
3.15	Legal Proceedings and Orders	22
3.16	Taxes	23
3.17	Employee Benefit Plans	25
3.18	Labor Matters	28
3.19	Real Property	31
3.20	Intellectual Property	31
3.21	Insurance	32
3.22	Related Party Transactions	32
3.23	Brokers	33
3.24	Government Contracts	33
3.25	Anti-Corruption Laws	33
3.26	International Trade Compliance	34

i

3.27	Indebtedness	34
3.28	Customers and Vendors	35
3.29	Accounts Receivable	35
3.30	Inventory	35
3.31	PPP Loan	35
3.32	Product Liabilities and Warranties	36

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUB		36

4.1	Organization and Good Standing	36
4.2	Authorization and Enforceability	37
4.3	Required Governmental Consents	37
4.4	No Conflicts	37
4.5	No Ownership of Company Common Stock	38
4.6	No Stockholder and Management Arrangements	38
4.7	No Impediment	38
4.8	Solvency	38
4.9	Financing	39
4.10	Brokers	40
4.11	Information Supplied	40
4.12	No Additional Representations	40

Article V CONDUCT OF COMPANY BUSINESS		41

5.1	Conduct of Company Business	41
5.2	Restrictions on Company Operations	41
5.3	No Control	43

Article VI NON-SOLICITATION OF ACQUISITION PROPOSALS		44

6.1	Non-Solicitation	44
6.2	Notice and Information	45

Article VII ADDITIONAL COVENANTS AND AGREEMENTS		46

7.1	Company Stockholder Approval	46
7.2	Financing	52
7.3	Efforts to Close	58
7.4	Access to the Company	59
7.5	Notice of Breach	59
7.6	Confidentiality	60
7.7	Public Disclosure	60
7.8	Transaction Litigation	60
7.9	Section 16(b) Exemption	61
7.10	Directors and Officers Exculpation, Indemnification and Insurance	61
7.11	Obligations of the Merger Sub	62
7.12	Parent Vote	62

ii

7.13	Delisting	62
7.14	Employees; Benefit Plans	63
7.15	Works Councils	63

Article VIII TERMINATION OF AGREEMENT		64

8.1	Termination	64
8.2	Notice of Termination	66
8.3	Effect of Termination	66
8.4	Termination Fees	66

Article IX GENERAL PROVISIONS		67

9.1	Certain Interpretations	67
9.2	Amendment	68
9.3	Waiver	68
9.4	Assignment	69
9.5	Notices	69
9.6	Non-Survival	70
9.7	Expenses	70
9.8	Entire Agreement	70
9.9	Third Party Beneficiaries	71
9.10	Severability	71
9.11	Remedies	71
9.12	Governing Law	72
9.13	Consent to Jurisdiction	72
9.14	WAIVER OF JURY TRIAL	73
9.15	Counterparts	73

Exhibit A:	Form of Support Agreement
Exhibit B:	Second Amended and Restated Certificate of Incorporation of the Surviving Corporation
Exhibit C:	Second Amended and Restated Bylaws
Exhibit D:	Form of Letter of Transmittal

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with the Exhibits attached hereto, as amended, this “Agreement”) is made and entered into as of March 16, 2022 by and among Kids2, Inc., a Georgia corporation (“Parent”), Project Abacus Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Merger Sub”), and Summer Infant, Inc., a Delaware corporation (the “Company”). All capitalized terms that are not defined elsewhere in this Agreement will have the respective meanings assigned to them in Annex A.

BACKGROUND

It is proposed that, upon the terms and subject to the conditions set forth herein, the Merger Sub will merge with and into the Company (the “Merger”), and each share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) then outstanding will thereupon be converted into the right to receive in cash, without interest, the Merger Consideration and cancelled;

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined and declared that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger and Merger Consideration, are in the best interests of the Company and its stockholders, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement;

The Board of Directors of the Merger Sub has unanimously (i) determined and declared that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated herby, including the Merger and the Merger Consideration, are in the best interests of the Merger Sub and its sole stockholder, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iv) resolved to recommend that the Merger Sub’s sole stockholder adopt this Agreement;

The Board of Directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of Parent and its stockholders, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and the Merger Consideration;

The Financing Sources have executed and delivered the Debt Commitment Letters; and

Concurrently with the execution of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, certain of the Company’s stockholders are entering into support agreements in the form attached hereto as Exhibit A (the “Support Agreements”), dated as of the date hereof, with Parent and the Company, pursuant to which, among other things, such stockholders have agreed to vote such stockholders’ Shares in certain circumstances in favor of the approval of this Agreement.

In consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, the Merger Sub and the Company hereby agree as follows:

Article I
THE MERGER

1.1	The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date (as defined below) the Merger Sub will be merged with and into the Company, the separate corporate existence of the Merger Sub will cease and the Company will continue its corporate existence as the Surviving Corporation and a wholly owned subsidiary of Parent. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, the Merger Sub and the Company will cause the Merger to be consummated under the DGCL by filing the Certificate of Merger with the Delaware Secretary of State.

1.2	The Surviving Corporation of the Merger.

(a)	Certificate of Incorporation and Bylaws of the Surviving Corporation.

(i)	Certificate of Incorporation. The Company Charter as in effect immediately prior to the Effective Time will, at the Effective Time, be amended and restated to read in its entirety as set forth in Exhibit B attached hereto and, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such Certificate of Incorporation;

(ii)	Bylaws. The Company will take all requisite action so that at the Effective Time the Bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, will be amended and restated to read in their entirety as set forth in Exhibit C attached hereto and, as so amended and restated, will become the Bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

(b)	Directors and Officers of the Surviving Corporation.

(i)	Directors. The Company will take all requisite action so that, from and after the Effective Time, the directors of the Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, to hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

(ii)	Officers. The Company will take all requisite action so that from and after the Effective Time, the officers of the Merger Sub immediately prior to the Effective Time, will be the officers of the Surviving Corporation to hold office until their successors are elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

1.3	General Effects of the Merger. The effects of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time all of the property, rights, privileges, powers and franchises, and all and every other interest of the Company and the Merger Sub will be thereafter as effectually the property of the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merger Sub will attach to the Surviving Corporation.

1.4	Effect of the Merger on Capital Stock of the Merging Corporations.

(a)	Capital Stock of the Merger Sub. At the Effective Time, by virtue of Merger, and without any action on the part of Parent or the Merger Sub, each share of common stock, no par value per share, of the Merger Sub that is issued and outstanding immediately prior to the Effective Time will be converted automatically into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and each certificate that immediately prior to the Effective Time evidenced ownership of such shares of common stock of the Merger Sub will thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b)	Capital Stock of the Company.

(i)	Generally. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Merger Sub, the Company, or the holders of any of such Shares, each Share that is issued and outstanding immediately prior to the Effective Time (other than Owned Shares and Dissenting Shares) will be converted automatically into and become the right to receive the Merger Consideration and will be cancelled and cease to exist and the holders of Certificates will cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration with respect to each such Share upon the surrender of the Certificate representing such Share of the transfer of such Uncertificated Share in the manner provided in Section 2.3(c) (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.3(d)); provided, however, that the Merger Consideration will be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time. From and after the Effective Time, all Shares issued and outstanding immediately prior to the Effective Time (other than Owned Shares and Dissenting Shares) will no longer be outstanding and will automatically be cancelled, and cease to exist, and each holder of such Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration issuable in respect thereof pursuant to this Section 1.4(b)(i). The Merger Consideration issued upon the surrender for exchange of Shares issued and outstanding prior to the Effective Time (other than Owned Shares and Dissenting Shares) in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there will be no further registration of transfers on the records of the Surviving Corporation of such Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Certificate (other than one representing Owned Shares) is presented to the Surviving Corporation for any reason, then such Certificate will be canceled and exchanged for the Merger Consideration in accordance with this Section 1.4(b)(i).

(ii)	Owned Shares. Notwithstanding anything to the contrary set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Merger Sub, the Company, or the holders of any of such Shares, each Share that is issued and outstanding immediately prior to the Effective Time and owned by Parent, the Merger Sub or the Company, or by any direct or indirect wholly owned Subsidiary of Parent, the Merger Sub or the Company (collectively, the “Owned Shares”), will automatically be cancelled and extinguished and cease to exist without any conversion thereof or consideration paid therefor.

(iii)	Dissenting Shares. Notwithstanding anything to the contrary set forth in this Agreement, each Share that is issued and outstanding immediately prior to the Effective Time (other than Owned Shares) and held by a holder who has not voted in favor of adoption of the Merger or consented thereto in writing and who has properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration and will be cancelled and cease to exist and represent solely the rights provided by Section 262 of the DGCL. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, which, for the avoidance of doubt, shall include a determination of the Court of Chancery of the State of Delaware that such holder is not entitled to appraisal rights pursuant to Section 262 of the DGCL, such Shares will be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.4(b)(i), without interest thereon, upon surrender of such Certificate or transfer of such Uncertificated Share, as the case may be. The Company will provide Parent prompt written notice of any demands received by the Company prior to the Effective Time for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law that relates to such demand, and Parent will have the right to participate in all negotiations and Legal Proceedings with respect to such demands. Except with the prior written consent of Parent, the Company will not make any payment with respect to, or offer to settle or settle, any such demands.

(c)	Stock Awards of the Company.

(i)	Stock Options. The Company will take all requisite action (including the satisfaction of the requirements of Rule 16(b)-3(3) under the Exchange Act) so that to the extent not exercised prior to the Effective Time, each outstanding vested or unvested Company Option will, at the Effective Time and without any action on the part of Parent, the Merger Sub or the holder thereof, be cancelled and converted into the right to receive an amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 2.3(f)) equal to the product of: (x) the excess, if any, of the Merger Consideration over the exercise price per share of each such Company Option, multiplied by (y) the number of Shares issuable upon the exercise in full of such Company Option (the “Option Consideration”); provided, however, that if the exercise price per share of any such Company Option is equal to or greater than the Merger Consideration, such Company Option will, at the Effective Time, be cancelled and terminated without any cash payment or other consideration being made in respect thereof. At the Effective Time, Parent shall deposit with the Company or the Surviving Corporation, as applicable, by wire transfer of immediately available funds into an account designated by the Company prior to the Effective Time, the cash amount required to pay all of the Option Consideration in respect of all the Company Options in accordance with this Section 1.4(c)(i) and as set forth on Schedule 1.4(c)(i) attached hereto and as soon as practicable (and in no event more than three (3) Business Days) following the Closing, Parent will cause the Surviving Corporation to pay to each holder of a Company Option the Option Consideration (if any), without interest and less any applicable withholding Taxes, required to be paid to the holder of such Company Option. The cancellation of a Company Option as provided in the first sentence of this Section 1.4(c)(i) will be deemed the termination, and satisfaction in full, of any and all rights the holder had or may have had in respect of such Company Option. For the avoidance of doubt, each Company Option that has been exercised for Shares prior to the Effective Time will be treated in accordance with Section 1.4(b) hereof and will not be paid any additional Option Consideration pursuant to this Section 1.4(c)(i).

(ii)	RSAs. The Company will take all requisite action so that each unvested RSA outstanding as of immediately prior to the Effective Time will, without any action on the part of Parent, the Merger Sub or the holder thereof, be cancelled and converted into the right to receive, an amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 2.3(f)) equal to the product of: (x) the Merger Consideration and (y) the number of Shares subject to such RSA (the “RSA Consideration”). At the Effective Time, Parent shall deposit with the Company or the Surviving Corporation, as applicable, by wire transfer of immediately available funds into an account designated by the Company prior to the Effective Time, the cash amount required to pay all of the RSA Consideration in respect of all the RSAs in accordance with this Section 1.4(c)(ii) and as set forth on Schedule 1.4(c)(ii) attached hereto and as soon as practicable (and in no event more than three (3) Business Days) following the Closing, Parent will cause the Surviving Corporation to pay to each holder of a RSA the RSA Consideration (if any), without interest and less any applicable withholding Taxes, required to be paid to the holder of such vested RSA. The cancellation of an RSA as provided in the first two sentences of this Section 1.4(c)(ii) will be deemed the termination, and satisfaction in full, of any and all rights the holder had or may have had in respect of such RSA. For the avoidance of doubt, each RSA that has previously been settled in Shares prior to the Effective Time will be treated in accordance with Section 1.4(b) hereof and will not be paid any additional RSA Consideration pursuant to this Section 1.4(c)(ii).

(iii)	Parent and the Company may agree to treat equity compensation held by Company employees subject to non-U.S. law in a manner other than that contemplated above in this Section 1.4(c) to the extent necessary to take into account applicable non-U.S. law or tax or employment considerations; provided such treatment is not materially adverse to such Company employees, as determined by Parent and the Company.

(d)	At or prior to the Effective Time, the Company and the Company Board (and each relevant committee thereof, as applicable) shall adopt any resolutions and take any actions that may be necessary to effectuate the provisions of Section 1.4(b)(i) and Section 1.4(b)(ii).

1.5	Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either the Company and the Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, then, to the fullest extent permitted by Applicable Law, the directors and officers of the Surviving Corporation will have the authority to take all such lawful and necessary action to vest all right, title or possession to such assets, property rights, privilege, powers and franchises in the Surviving Corporation.

1.6	No Further Dividends. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any Share.

Article II

THE CLOSING

2.1	The Closing. The consummation of the Merger will take place by the electronic exchange of documents as soon as practicable on the date which will be no later than the third (3rd) Business Day after the satisfaction of the condition set forth in Section 2.2(a)(i), or at such other manner, date and time as Parent and the Company may mutually agree upon in writing ( the “Closing”). The date upon which the Closing actually occurs pursuant to this Section 2.1 is referred to herein as the “Closing Date.”

2.2	Conditions to Closing.

(a)	Mutual Conditions to Closing. The respective obligations of Parent, the Merger Sub and the Company to consummate the Merger and the other transactions contemplated herein shall be subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing.

(i)	Requisite Stockholder Approval. The Requisite Stockholder Approval has been obtained.

(ii)	No Legal Prohibition. No Governmental Authority of competent jurisdiction has:

(A)	enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Applicable Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting the consummation of the Merger; or

(B)	issued or granted any Order (whether temporary, preliminary or permanent) that has the effect of making the Merger illegal or which has the effect of prohibiting the consummation of the Merger.

(b)	Additional Parent and Merger Sub Conditions. The obligations of Parent and the Merger Sub to consummate the Merger and the other transactions contemplated herein shall be further subject to the satisfaction or waiver of each of the following conditions at or prior to the Closing, any of which may be waived exclusively by Parent and the Merger Sub.

(i)	Compliance with Agreements and Covenants. The Company will have performed or complied in all material respects with all agreements, covenants and other obligations required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(ii)	Accuracy of Representations and Warranties.

(A)	The Fundamental Representations will be true and correct in all respects (1) on the date of this Agreement, and (2) on and as of the Closing Date, with the same force and effect as if made on and as of such date, except for those representations and warranties which address matters only as of a particular date, which representations will be true and correct in all respects as of such particular date.

(B)	The representations and warranties of the Company set forth in this Agreement (other than the Fundamental Representations) will be true and correct in all respects (1) on the date of this Agreement, and (2) on and as of the Closing Date, with the same force and effect as if made on and as of such date, except (1) for those representations and warranties which address matters only as of a particular date, which representations will be true and correct as of such particular date, and (2) in each case, where any failure to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect without giving effect to any limitation as to “material”, “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties.

(iii)	No Company Material Adverse Effect. Since the date hereof, there has not occurred any Company Material Adverse Effect that is continuing as of the Closing Date.

(iv)	Receipt of Officers’ Certificate. Parent and the Merger Sub have received a certificate, signed for and on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company, certifying the satisfaction of the conditions set forth in Section 2.2(b)(i) and Section 2.2(b)(ii).

(v)	Dissenting Shares. Not more than five percent (5%) of the Shares issued and outstanding immediately prior to the Effective Time shall constitute Dissenting Shares.

(vi)	Required Consents. Parent and the Merger Sub have received copies of all consents listed on Schedule 2.2(b)(vi) attached hereto.

(vii)	Receipt of Payoff Letters. Parent and the Merger Sub have received, no later than two (2) Business Days prior to the Closing Date, payoff letters with respect to the Indebtedness identified on Schedule 2.2(b)(vii) attached hereto effective as of the Closing, in form and substance reasonably satisfactory to Parent and Merger Sub.

(viii)	Financing.

(A)	No Financing Source has terminated its Debt Commitment Letter; and

(B)	All conditions precedent to the Debt Financing contained in the Debt Commitment Letters have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing).

(c)	Additional Company Conditions. The obligations of the Company to consummate the Merger and the other transactions contemplated herein shall be further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing, any of which may be waived exclusively by the Company:

(i)	Compliance with Agreements and Covenants. Parent and the Merger Sub will have performed or complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by each of them at or prior to the Closing Date.

(ii)	Accuracy of Representations and Warranties. The representations and warranties of Parent and the Merger Sub set forth in this Agreement will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of such date (except for those representations and warranties which address matters only as of a particular date, which representations will be true and correct in all respects as of such particular date), in each instance, without giving effect to any limitation as to “material”, “materiality” or “material adverse effect” set forth in such representations and warranties.

(iii)	Receipt of Officers’ Certificate. The Company has received a certificate, signed for and on behalf of Parent and the Merger Sub by a duly authorized officer of each of Parent and the Merger Sub, certifying the satisfaction of the conditions set forth in this Section 2.2(c).

2.3	Issuance of Merger Consideration After the Closing.

(a)	Payment Agent. Prior to the Effective Time, Parent shall designate Continental Stock Transfer & Trust Company or another bank or trust company reasonably acceptable to the Company to act as the payment agent for the benefit of holders of Certificates representing each Share converted into the right to receive the Merger Consideration pursuant to Section 1.4(b)(i) (the “Payment Agent”).

(b)	Payment Fund.

(i)	Creation of Payment Fund. On the Closing Date, (A) Parent will deposit (or will cause to be deposited) with the Payment Agent, an amount of cash in U.S. dollars equal to the product obtained by multiplying (x) the Merger Consideration by (y) the aggregate number of Shares issued and outstanding immediately prior to the Effective Time, excluding Owned Shares and Dissenting Shares (such cash amounts in clause (A), in the aggregate, being referred to herein as the “Payment Fund”) and (B) Parent will (or will cause to be deposited) with the Surviving Corporation, cash in an amount sufficient to pay the aggregate Option Consideration and aggregate RSA Consideration to be paid in accordance with Section 1.4(c)(i) and Section 1.4(c)(ii) as set forth on Schedules 1.4(c)(i) and 1.4(c)(ii) attached hereto, and the employer portion of any payroll or other Taxes that are or will be incurred in connection with the payment of any payments described in this clause (B). From time to time following the Effective Time, Parent or the Surviving Corporation will deposit (or cause to be deposited) with the Payment Agent additional cash in any amount necessary to enable the Payment Agent to pay any and all Merger Consideration payable hereunder. The Payment Fund and the aggregated cash amounts in clause (B) of the foregoing sentence shall not be used for any purpose other than to fund payments due (or, in the case of payroll tax amounts, with respect to payments due) pursuant to this Article II.

(ii)	Investment of Payment Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the Payment Fund will be held by the Payment Agent in cash or in obligations of the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States. No losses with respect to any investments of the Payment Fund will affect the Merger Consideration payable to the holders of Shares pursuant to this Article II, and following any such losses that result in the Payment Fund becoming not immediately available or that result in the amount of funds in the Payment Fund being insufficient to promptly pay the portion of the aggregate Merger Consideration that remains unpaid, Parent shall promptly provide additional funds to the Payment Agent for the benefit of the holders of Shares to the extent of such insufficiency. Any interest or income resulting from investment of the Payment Fund not used to pay any portion of the aggregate Merger Consideration will be payable to Parent or the Surviving Corporation, as Parent directs.

(iii)	Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of the Shares issued and outstanding immediately prior to the Effective Time (other than Owned Shares and Dissenting Shares) on the date that is one (1) year after the Effective Time will be delivered to the Surviving Corporation upon demand, and any holders of such Shares who have not theretofore exchanged such Shares for the Merger Consideration pursuant to the provisions of Section 1.4(b) will thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar Applicable Laws), solely as general creditors thereof, for any payment of and claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of Article I. Any amounts remaining unclaimed by holders of such Shares two (2) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the fullest extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

(c)	Exchange Procedures. Promptly following the Effective Time, Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record of Shares issued and outstanding immediately prior to the Effective Time (other than Owned Shares and Dissenting Shares): (i) a letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”); and (ii) instructions for use in effecting the surrender of the Certificates or transfer of the Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of Article I. Each holder of Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive the Merger Consideration in respect of each of the Shares represented by a Certificate or Uncertificated Share upon (x) surrender to the Payment Agent of a Certificate, together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Payment Agent, or (y) receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares. Until so surrendered or transferred, as the case may be, from and after the Effective Time each such Certificate or Uncertificated Share will represent for all purposes only the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of Article I. If Certificates or Uncertificated Shares are presented to the Surviving Corporation after the Effective Time for any reason, they will be canceled and exchanged for the Merger Consideration, as provided for, and in accordance with the procedures set forth in Article I. No interest will be paid or accrued on the cash payable upon the surrender or transfer of such Certificate or Uncertificated Share. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.

(d)	Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration issuable in respect thereof pursuant to Section 1.4(b)(i); provided, however, that the Surviving Corporation may, in its discretion and as a condition precedent to that issuance, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as the Surviving Corporation may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(e)	Transferred Shares. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it will be a condition to such payment that (i) either such Certificate will be properly endorsed or will otherwise be in proper form for transfer or such Uncertificated Share will be properly transferred and (ii) the Person requesting such payment pays to the Payment Agent any transfer or other similar Tax required as a result of such payment to a Person other than the registered holder of such Certificate, or establish to the satisfaction of the Payment Agent that such Tax has been paid or is not payable.

(f)	Tax Withholding. Each of the Payment Agent, Parent and the Surviving Corporation, as the case may be, is entitled to deduct and withhold from any Merger Consideration, Option Consideration or RSA Consideration payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under Tax law. To the extent that such amounts are so deducted or withheld by the Payment Agent, Parent or Surviving Corporation, as the case may be, and remitted to the applicable Governmental Authority, such amounts will be treated for all purposes under this Agreement as having been paid to the Person in respect of which the Payment Agent, Parent or Surviving Corporation, as the case may be, made such deduction or withholding.

(g)	No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other party hereto will be liable to a holder of Shares for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Applicable Law.

Article III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in the Company Disclosure Letter, the Company hereby represents and warrants to Parent as follows:

3.1	Organization and Standing.

(a)	The Company is a corporation duly organized, validly existing and in good standing under Delaware Law. The Company has the requisite power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company’s Amended and Restated Certificate of Incorporation (as amended to date) (the “Company Charter”) and the Company’s Amended and Restated Bylaws (as amended to date) (the “Company Bylaws”) that are listed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021 are complete and correct copies of the Company Charter and Company Bylaws in effect on the date of this Agreement. The Company Charter and Company Bylaws are in full force and effect, and the Company is not in material violation of the provisions of the Company Charter or the Company Bylaws.

(b)	The Company has delivered or made available to Parent complete and correct copies of the minutes of all meetings of the Company Board and each standing committee of the Company Board since January 1, 2019, with privileged information and information related to discussions of the Merger or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any other Person redacted.

3.2	Authorization and Enforceability.

(a)	The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Stockholder Approval, to consummate the transactions contemplated hereby (including the Merger) and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger), subject to obtaining the Requisite Stockholder Approval.

(b)	This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and the Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except for the Enforceability Limitations.

(c)	The Company Board has unanimously (i) determined and declared that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Merger Consideration, are in the best interests of the Company and its stockholders, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iv) assuming the accuracy of the representations and warranties set forth in Section 4.5, took all actions necessary, so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of the Merger, this Agreement and the transactions contemplated hereby, (v) directed that, as and to the extent required by this Agreement, the adoption of this Agreement be submitted to a vote of the stockholders of the Company at the Company Stockholder Meeting, and (vi) resolved, as and to the extent required by this Agreement, to recommend that the Company’s stockholders adopt this Agreement in accordance with the applicable provisions of Delaware Law.

(d)	Other than Section 203 of the DGCL, no other “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover Applicable Law applies to the Merger, this Agreement or any of the other transactions contemplated hereby.

(e)	The Company Board has received a written opinion of Duff & Phelps, a Kroll Business operating as Kroll, LLC, that, based on and subject to the assumptions and limitations set forth in its written opinion, the Merger Consideration to be received in the Merger by the holders of Company Common Stock (excluding Company Common Stock owned by Parent, Merger Sub or the Company or any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company and the Company Common Stock as to which dissenters’ rights have been perfected) is fair from a financial point of view to such holders, and as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

(f)	Assuming the accuracy of the representations and warranties set forth in Section 4.5, the Requisite Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary under Applicable Law, the Company Charter or the Company Bylaws to consummate the Merger and the other transactions contemplated by this Agreement.

3.3	Required Consents. No Consent is required to be obtained or on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and, subject to obtaining the Requisite Stockholder Approval, performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby (including the Merger), except for (a) the filing of the Certificate of Merger with the Delaware Secretary of State as required by Delaware Law, (b) the filing of the Proxy Statement in definitive form with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, and the other transactions contemplated by this Agreement, (c) such Consents as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country or the rules and regulations of Nasdaq, and (d) such other Consents the failure of which to obtain would not reasonably be expected to be, individually or in the aggregate, a Company Material Adverse Effect.

3.4	No Conflicts. The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (a) subject to obtaining the Requisite Stockholder Approval, violate, conflict or result in a breach with any provision of the Company Charter or the Company Bylaws or other comparable constituent documents of any of its Subsidiaries, (b) subject to obtaining the consents set forth in Section 3.4 of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any additional payment or other liability under, any Material Contract, (c) assuming compliance with the matters referred to in Section 3.3 of the Company Disclosure Letter and, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Applicable Law or Order or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d), for such violations, conflicts, defaults, terminations, accelerations or Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.5	Capitalization.

(a)	The authorized capital stock of the Company consists of 49,000,000 Shares and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Shares”). As of the Capitalization Date, (i) 2,164,708 Shares were issued and outstanding, (ii) 30,184 Shares were held by the Company as treasury shares and (iii) no Preferred Shares were outstanding. Since the Capitalization Date, the Company has not issued any Shares other than pursuant to the exercise of Company Options or the vesting and settlement of RSAs. All outstanding Shares are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)	As of the Capitalization Date, 70,635 Shares were reserved for issuance pursuant to outstanding Company Options and 6,072 Shares were reserved for issuance pursuant to outstanding RSAs. Section 3.5(b) of the Company Disclosure Letter sets forth the vesting schedule and exercise prices of Company Options and the vesting schedule applicable to all outstanding RSAs, all as of the close of business on the Capitalization Date. Since the Capitalization Date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Stock Award. All Stock Awards have been validly granted and properly approved in accordance with all Applicable Law and, if applicable, the applicable Company Equity Incentive Plan.

(c)	Except as set forth in this Section 3.5, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. Except pursuant to the terms of the Company Equity Incentive Plans, there are no outstanding Contracts of any kind which obligate or permit the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(d)	Except as set forth in Section 3.5(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any Company Securities other than the Support Agreements.

3.6	Subsidiaries.

(a)	Section 3.6(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of each Subsidiary and the jurisdiction of organization thereof. Except for the Subsidiaries and marketable securities held for investment or cash management purposes, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(b)	Each Subsidiary is duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States). Each Subsidiary has the requisite power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)	All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) except as set forth in Section 3.6(c) of the Company Disclosure Letter, are owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as presently conducted.

(d)	There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.7	SEC Reports.

(a)	The Company has timely filed or furnished (as applicable) all SEC Reports that have been required to be so filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be.

(b)	Each SEC Report filed prior to the date hereof complied, and each SEC Report filed with the SEC after the date hereof, will comply, as the case may be, as of its filing date (or, if amended, as of the amendment date) as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such SEC Report was, or will be, filed.

(c)	Except as disclosed in the SEC Reports, since the Reference Date, the Company has not received from the SEC or any other Governmental Authority any written comments or questions with respect to any of the SEC Reports (including the financial statements included therein) or any written notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) are being reviewed or investigated, and, to the knowledge of the Company, there is not any investigation or review being conducted by the SEC or any other Governmental Authority of any SEC Reports (including the financial statements included therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SEC Reports.

(d)	No Subsidiary is required to file any periodic reports, or other documents under Section 13 or Section 15(d) of the Exchange Act.

(e)	Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the SEC Reports, and the statements contained in such certifications are true and accurate and were true and accurate when made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

3.8	Financial Statements.

(a)	The consolidated financial statements of the Company and its Subsidiaries (including, in each case, any notes thereto) filed in or furnished with the SEC Reports filed have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto, and except in the case of unaudited interim financial statements as permitted by the Exchange Act and the rules and regulations thereunder), and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the respective periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b)	The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are being made in accordance with the authorizations of management, and (iii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

(c)	The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal financial officer and principal executive officer of the Company regarding the effectiveness of such disclosure controls and procedures required under the Exchange Act.

(d)	Neither the Company nor the Company’s independent registered public accounting firm has identified or been made aware of any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries except as disclosed in Section 3.8 of the Company Disclosure Letter.

(e)	Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where a primary purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

3.9	No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than Liabilities that are (a) reflected or reserved against in the Balance Sheet (including in the notes thereto), (b) incurred in connection with the transactions contemplated by this Agreement, (c) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), (d) executory obligations under any Contract (none of which is a Liability for a material breach thereof), (e) set forth in Section 3.9 of the Company Disclosure Letter, or (f) incurred in the ordinary course of business since the date of the Balance Sheet that are not material to the Company or its Subsidiaries, taken as a whole.

3.10	Absence of Certain Changes. Except as set forth in Section 3.10 of the Company Disclosure Letter or as specifically contemplated by, or disclosed in, this Agreement, since January 1, 2022, the Company and each of its Subsidiaries has conducted its business, in all material respects, in the ordinary course consistent with past practice, and, since such date, there has not been any action that, if taken after the date of this Agreement through the Effective Time, without the prior written consent of Parent, would constitute a breach of Section 5.2. Since January 1, 2022, there has not been any Company Material Adverse Effect.

3.11	Material Contracts.

(a)	Section 3.11(a) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof. The Company has made available to Parent true, complete and correct copies of each such Material Contract, together with all amendments, waivers or other changes thereto.

(b)	Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company, as the case may be) and is in full force and effect, other than any such Material Contract which after the date hereof is terminated or expires in accordance with its terms, and neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, in any material respect, any such Material Contract. No event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder in any material respect by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, and, except as disclosed in Section 3.11(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible violation or breach of or default under, or intention to cancel or modify (other than modification in the ordinary course of business that are not materially adverse to the Company), any Material Contract.

3.12	Compliance with Laws and Orders. The Company and its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders. Since the Reference Date through the date of this Agreement, neither the Company nor any of its Subsidiaries (a) has received any written notice of any administrative, civil or criminal investigation or audit of the Company or any of its Subsidiaries by any Governmental Authority, (b) except as set forth in Section 3.12 of the Company Disclosure Letter, has received any written notice from any Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law or Order or (c) has provided any written notice to any Governmental Authority regarding any material violation by the Company or any of its Subsidiaries of any Applicable Law or Order, in each case of clauses (a) and (b) that remains outstanding or unresolved as of the date of this Agreement.

3.13	Permits. The Company and its Subsidiaries are in compliance, in all material respects, with the terms of all Permits from Governmental Authorities required to occupy and operate each Leased Real Property, and no suspension or cancellation of any such Permits is pending or has been threatened in writing, except for such noncompliance, suspensions or cancellations that, individually or in the aggregate, would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries hold, to the extent legally required, all Permits that are required for the operation of the business of the Company and its Subsidiaries as currently conducted. Since the Reference Date, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority regarding (a) any violation by the Company or any of its Subsidiaries of any Permits or the failure to have any required Permits, or (b) any revocation, cancellation or termination of any material Permits held by the Company or any of its Subsidiaries, in each case of clauses (a) and (b) that remains outstanding or unresolved as of the date of this Agreement.

3.14	Environmental Matters.

(a)	Each of the Company and its Subsidiaries is, and since the Reference Date has been, in material compliance with all Environmental Laws. Since the Reference Date, neither the Company nor any of its Subsidiaries has received from any Person any written notice, request for information, report, or other information regarding any actual or alleged violation by the Company or any Subsidiary of, or liability of the Company or any Subsidiary under, Environmental Laws or Environmental Permits (including, without limitation, any investigatory, remedial, or corrective action liabilities). There are no Environmental Claims pending threatened in writing against the Company or any Subsidiary which in each case either remains pending or unresolved, or is or may be the source of ongoing obligations or requirements as of the date of this Agreement. There exist no facts or circumstances that could reasonably (i) interfere with or prevent full compliance or continued full compliance with Environmental Laws and Environmental Permits; or (ii) give rise to any Liabilities under Environmental Laws or Environmental Permits.

(b)	Neither the Company nor any of its Subsidiaries has retained or assumed the liability of any Person under Environmental Laws or Environmental Permits, whether by contract or by operation of Applicable Laws or Orders, and there are no Environmental Claims pending threatened in writing, against any Person whose liability therefor may have been retained or assumed by, or could be imputed or attributed to, the Company or any of its Subsidiaries relating in any way to Environmental Laws or Environmental Permits.

(c)	The Company and its Subsidiaries are in compliance, in all material respects, with the terms of all Permits required under Environmental Laws from Governmental Authorities (“Environmental Permits”) required to carry on the business of the Company and its Subsidiaries and to occupy and operate each Leased Real Property. No suspension or cancellation of any such Environmental Permits is pending or threatened in writing. The Company and its Subsidiaries hold, to the extent legally required, all Environmental Permits that are required for the operation of the business of the Company and its Subsidiaries as currently conducted. Since the Reference Date, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority regarding (i) any material violation by the Company or any of its Subsidiaries of any Environmental Permits or the failure to hold any required Environmental Permits, or (ii) any revocation, cancellation or termination of any Environmental Permits held by the Company or any of its Subsidiaries, and no such notice in either case remains outstanding or unresolved as of the date of this Agreement.

(d)	With respect to the Leased Real Property and any real property formerly owned, leased, or operated by the Company or any of its Subsidiaries in connection with the business, to the knowledge of the Company: (i) no Release of Hazardous Materials has occurred on, into, to, or from any such property in such a manner as to give rise to any Liabilities on the Company under Environmental Laws; and (ii) no Hazardous Materials are present or alleged to be present at any such property that are in violation of Environmental Laws, or which have given rise, or which could reasonably be expected to give rise, to any Liabilities of the Company or any of its Subsidiaries or investigatory, reporting, remedial, or corrective obligations by the Company or any of its Subsidiaries under Environmental Laws.

(e)	Neither the Leased Real Property, nor any real property formerly owned, leased, or operated by the Company or any of its Subsidiaries in connection with the business, is listed on, or is proposed for listing on, the National Priorities List or the Superfund Enterprise Management System under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), or any similar list of known or suspect contaminated sites maintained by any Governmental Authority.

(f)	Neither the Company nor any of its Subsidiaries has disposed of, transported, arranged for transport, or otherwise sent any Hazardous Materials used in, made by, or generated by the conduct of the business, or otherwise by the Company or any of its Subsidiaries, to any site or location where a Release of Hazardous Materials has occurred that requires, or would reasonably be expected to require, investigation, removal, cleanup, or other remedial action under applicable Environmental Laws, or that otherwise could cause the Company or any of its Subsidiaries to incur material Liabilities under Environmental Laws.

(g)	To the knowledge of the Company, none of the following exists at any of the Leased Real Property as of the Closing: (i) aboveground or underground storage tanks, pits, basins, oil-water separators, or other subgrade features; (ii) materials that contain, or that are presumed to contain, asbestos or lead-based paint, in any form or condition; (iii) materials or equipment that contain, or that are presumed to contain, polychlorinated biphenyls; or (iv) landfills, dumps, or other surface impoundments containing any Hazardous Materials.

(h)	The Company has provided or otherwise made available to Parent: (i) any and all environmental reports, audits and documentation relating to compliance with Environmental Laws or Environmental Permits, including (but not limited to) Phase I environmental site assessments and Phase II investigations or other sampling data, with respect to the business or assets of the Company or any of its Subsidiaries, or any currently or formerly owned, operated, or leased real property, which are in the possession or control of the Company or any of its Subsidiaries; and (ii) any and all Company documents concerning planned or anticipated capital expenditures required to reduce, offset, limit, or otherwise control pollution and/or emissions, manage waste, or otherwise ensure the Company’s compliance with current or future Environmental Laws or Environmental Permits (including, without limitation, costs of remediation, pollution control equipment, and operational changes).

3.15	Legal Proceedings and Orders.

(a)	Except as set forth on Section 3.15 of the Company Disclosure Letter, there is no Legal Proceeding pending or threatened in writing against the Company, any of its Subsidiaries, or, as of the date of this Agreement, against any present officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such or, to the knowledge of the Company, any former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such, or against any of the respective properties of the Company or any of its Subsidiaries, in each case not covered by insurance that (a) involves an amount in controversy reasonably estimated to be in excess of Twenty-Five Thousand Dollars ($25,000) per occurrence or One Hundred Thousand Dollars ($100,000) in the aggregate, (b) seeks material injunctive relief, or (c) seeks to impose any material legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement.

(b)	None of the Company, any of its Subsidiaries or any of their respective properties is subject to any outstanding Order which would reasonably be expected to be, individually or in the aggregate, material to the Company.

3.16	Taxes.

(a)	The Company and each of its Subsidiaries have timely filed or cause to be filed (taking into account valid extensions) all U.S. federal, state, local and non-U.S. Tax Returns required to be filed by any of them. All Taxes due and owing by the Company or any of its Subsidiaries (whether or not such Taxes are shown on such Tax Returns) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements included in the SEC Reports (in accordance with GAAP). Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since the date of the Balance Sheet outside of the ordinary course of business.

(b)	The Company and each of its Subsidiaries have timely collected or withheld all Taxes required to be collected or withheld by or on behalf of them in connection with amounts paid or owing to, or received from, their employees, independent contractors, creditors, customers, and other third Persons and paid over any amounts collected or withheld to the appropriate Governmental Authority; and all Forms W-2 and 1099 and other applicable information Tax Returns required with respect thereto have been properly completed and timely filed.

(c)	No audits, examinations, or other proceedings with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been proposed or threatened in writing to the Company. Except as disclosed in Section 3.16(c) of the Company Disclosure Letter, in the last five (5) years, no written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to tax in that jurisdiction.

(d)	Neither the Company nor any of its Subsidiaries (i) has received from any Governmental Authority any written notice of assessment, reassessment, proposed adjustment, deficiency, or underpayment of Taxes which has not since been satisfied by payment or been withdrawn or (ii) has entered into any written waiver or extension of any statute of limitations in respect of Taxes payable by any of them or is the beneficiary of any extension of the time for the assessment or collection of any Tax by any Governmental Authority, which waiver or extension is currently in effect, and no request for any such waiver or extension is pending.

(e)	There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(f)	Neither the Company, nor any of its Subsidiaries (i) has been a member of an affiliated group of entities filing combined, consolidated, or unitary income Tax Returns, other than a group the common parent of which is the Company, (ii) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation, assumption, or indemnification agreement or obligation (other than any commercial contract the primary purpose of which is unrelated to Taxes, entered into in the ordinary course of business and containing customary Tax indemnification provisions); or (iii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of law.

(g)	Neither the Company nor any of its Subsidiaries has (i) granted a power of attorney with respect to any Tax matter that remains in effect or (ii) applied for any Tax ruling, entered into a closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of any other Tax law), or entered into any other material Contract, in each case, with any Governmental Authority relating to Taxes of the Company or any such Subsidiary, which ruling, closing agreement, or Contract will be binding on the Company or any of its Subsidiaries after the Closing.

(h)	Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction”, as set forth in Treasury Regulation § 1.6011-4(b).

(i)	Neither the Company nor any of its Subsidiaries (or any predecessor of any of the foregoing) has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.

(j)	The Company is not currently, and has not been, a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(k)	Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business outside of the United States, other than permanent establishments in Canada, the United Kingdom and Hong Kong.

(l)	Neither the Company nor any of its Subsidiaries (or any of their predecessors) (i) has owned any equity interest in a “controlled foreign corporation” within the meaning of Section 957 of the Code or an entity classified for U.S. income tax purposes as a partnership other than as set forth in Section 3.16 of the Company Disclosure Letter, or (ii) made any election under Code Section 965(h) to defer the payment of any “net tax liability” as such term is defined in Code Section 965(h)(6).

(m)	The Company and each of its Subsidiaries have complied in all material respects with all applicable transfer pricing requirements imposed by any Governmental Authority.

(n)	Since the date of the Balance Sheet, neither the Company nor any of its Subsidiaries has made, changed or revoked any Tax election, elected or changed any method of accounting for Tax purposes or Tax accounting period, amended any Tax Return, filed any Tax Return in a manner inconsistent with past practice, surrendered any right to, or filed any claim for, a Tax refund, settled any action in respect of Taxes, entered into any contractual obligation in respect of Taxes with any Governmental Authority, or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or its Subsidiaries.

(o)	The Company has not claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.

(p)	Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) adjustment under Section 481 of the Code resulting from a change in method of accounting with respect to a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-United States income Tax law), entered into prior to the Closing Date; (iii) the use of the installment sale or open transaction method to report a disposition made on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-United States income Tax law); (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vi) use of the cash method, modified cash method, or modified accrual method or any improper method of accounting for a period ending on or before the Closing Date.

3.17	Employee Benefit Plans.

(a)	Section 3.17 of the Company Disclosure Letter contains a complete and accurate list of each material Employee Plan. With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (i) the three most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions (if required by ERISA), or a written description of the terms of any Employee Plan that is not in writing, and all amendments thereto; (iv) the currently effective summary plan description, together with each summary of material modifications; (v) any related trust agreements, insurance contracts, insurance policies or material other documents of any funding arrangements; (vi) all other material Contracts relating to each Employee Plan, including administrative service agreements; and (vii) any correspondence with any Governmental Authority with respect to any issue related to any Employee Plan that has not been closed.

(b)	Each Employee Plan has been funded, maintained, operated and administered in compliance with its terms and is in compliance with all Applicable Law, including the applicable provisions of ERISA and the Code. All reports and information required to be filed with any Governmental Authority or provided to participants, alternate payees, and/or their beneficiaries, in each case with respect to any Employee Plan, have been timely filed or disclosed and, when filed or disclosed, were correct and complete.

(c)	Each Employee Plan that is intended to be “qualified” under Section 401(a) of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect and nothing has occurred or exists since the date of such determination or opinion letter that has adversely affected or could reasonably be expected to adversely affect the qualified status of any such Employee Plan. Since the Reference Date, no Employee Plan is under, and neither the Company nor any of its Subsidiaries has received any notice of, an audit or investigation by the IRS, DOL, PBGC, or any other Governmental Authority.

(d)	All contributions, premiums and other payments required to be made with respect to any Employee Plan have been timely made or, to the extent required under Applicable Law, accrued or reserved for. There are no Legal Proceedings pending or threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e)	None of the Company, any of its Subsidiaries, or any of their respective directors, officers, employees or agents, or any other “party in interest” or “disqualified person” as defined in Section 406 of ERISA and Section 4975 of the Code, respectively has, with respect to any Employee Plan, (i) breached any fiduciary obligations imposed under Title I of ERISA, or (ii) engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code.

(f)	Neither the Company, any of the its Subsidiaries nor any of their respective ERISA Affiliates has, within the last six (6) years, ever maintained, participated in or contributed to (or been obligated to contribute to) (i) an Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(g)	Except as set forth in Section 3.17(g) of the Company Disclosure Letter, no Employee Plan (other than retirement benefits pursuant to a qualified retirement plan) provides or promises benefits with respect to any current or former employee, consultant (or the spouses or dependents thereof) beyond his or her retirement or other termination of employment or service, except for coverage mandated by COBRA or similar state law at the sole cost of such employee, consultant, spouse or other dependent.

(h)	Neither the Company nor any of its Subsidiaries has any liability (whether or not assessed) under Sections 4980B, 4980D or 4980H of the Code.

(i)	Each compensation arrangement to which the Company is a party and that provides for deferred compensation within the meaning of Code Section 409A is either exempt from the application thereof, or is and at all times has been in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder.

(j)	There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes that may be required pursuant to Section 4999 of the Code or any Taxes required by Section 409A.

(k)	Except as set forth in Section 3.17(k) of the Company Disclosure Letter, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation (including stock-based compensation) due to any such individual; (iii) limit or restrict the right of the Company to merge, amend or terminate any Employee Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Employee Plan; (v) give rise to payments or benefits that would be nondeductible to the payor under Section 280G of the Code or that would result in an excise Tax on any recipient under Section 4999 of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code (or any comparable provision of state, local or foreign Tax laws).

3.18	Labor Matters.

(a)	Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees or other service providers and a union, trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement (“Collective Bargaining Agreements”). There are no pending activities or proceedings or, to the knowledge of the Company, threatened by any works council, union, trade union, or other labor-relations organization or entity (“Labor Organization”) to organize any such employees. There are no lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Company or any of its Subsidiaries which nor have there been any such lockouts, strikes, slowdowns or work stoppages or threats thereof with respect to any employees or the Company or any of its Subsidiaries. Since the Reference Date, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of their respective representatives or employees, has committed any material unfair labor practice in connection with the operation of their respective businesses of the Company or any of its Subsidiaries. There is no charge, complaint or other action against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Authority pending or to the knowledge of the Company threatened.

(b)	The Company and its Subsidiaries have complied in all material respects with Applicable Laws and Orders relating to employment, employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and for overtime purposes), tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including minimum wages and overtime wages), compensation, hours of work, employment discrimination, harassment, retaliation, disability rights or benefits (including reasonable accommodation), hiring, termination of employment, plant closures and layoffs (including pursuant to WARN), workers’ compensation, labor relations, employee leave and sick pay, family and medical leave, paid time off, use of background checks and reports, use of selection procedures and tests, affirmative action, child labor laws and employment of minors, whistleblower rights, COVID-19, collective bargaining, unemployment insurance and other insurance coverage, and the payment of social security and other employment-related, and in each case, with respect to employees: (i) has withheld and reported all amounts required by Applicable Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) the Company is not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing, and (iii) the Company is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(c)	Except as set forth in Section 3.18 of the Company Disclosure Letter, there are no Legal Proceedings against the Company or any of its Subsidiaries pending, or threatened in writing to be brought or filed, by or with any Governmental Authority or arbitral tribunal in connection with the employment or termination of employment of any current or former employee of the Company or any of its Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), equal pay or any other employment related matters arising under Applicable Laws.

(d)	The Company has provided to Parent a list as of February 28, 2022, of (i) each employee of the Company and each of its Subsidiaries (excluding contingent workers engaged through a third-party temporary employment agency, but including any employee who is on a leave of absence or on layoff status), employed by the Company and/or a Subsidiary, (ii) for each individual identified in clause (i), each such employee’s position, job location, primary place of residence, W-2 compensation for 2021 (including bonus, commission, and incentive payments), salary or wage rate, commission status, bonus opportunity, date of hire, full- or part-time status, “exempt” or “non-exempt” status, and accrued but unpaid time off, and for individuals on leave, the anticipated date of return to full work, if known, and (iii) individuals classified by the Company or any of its Subsidiaries as an independent contractor (excluding contingent workers engaged through a third-party temporary employment agency) in the past three (3) years and for each such individual, such individual’s location, date of engagement, 1099 compensation for 2021. The Company and each of its Subsidiaries has a properly completed I-9 form for all current and former employees for whom a completed I-9 is required under Applicable Law and all employees are authorized to work in the United States. No employees hold temporary (non-immigrant) visas and neither the Company nor any of its Subsidiaries have entered into any contractual obligations with any employee or prospective employee to assist in obtaining permanent residence on behalf of such individual. All employees are employed at-will and, other than a set forth in Section 3.18(d) of the Company Disclosure Letter, no employee of the Company or any of its Subsidiaries is entitled to severance or any bonus payment (including but not limited to as a result of or in connection with the transactions contemplated by this Agreement) under any policy, practice, agreement, plan, program, or Applicable Law.

(e)	Neither the Company nor any of its Subsidiaries have incurred any liability under WARN that remains unsatisfied. The Company has not implemented or effectuated any “plant closing,” “mass layoff,” as those terms are defined under WARN, any temporary layoffs of six (6) month or less within the past six (6) months where the affected employees have not been returned to active work within six (6) months of the commencement of such temporary layoff, or undertaken any action requiring notice under the WARN within the past three (3) years.

(f)	The Company and its Subsidiaries: (i) have properly classified all current and former employees, directors, individual consultants, temporary employees, leased employees, or any agents as independent contractors or employees; and (ii) have properly classified and treated all of its employees as “exempt” or “nonexempt” in compliance with all Applicable Laws pertaining to wages and hours, overtime requirements and Taxes. The Company and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, bonuses, commissions, fees and other compensation due and payable to its current and former employees and contractors pursuant to Applicable Law, contract or policy. Neither the Company nor any of its Subsidiaries have been subject to any audit or investigation in the past three years by any Governmental Authority with respect to its employee classification or wage and hour practices or compliance.

(g)	The Company and each of its Subsidiaries have taken reasonable measures to protect their employees and independent contractors in all material respects in the workplace with respect to COVID-19 and enacted and implemented all safety measures and plans required under Applicable Law with respect to COVID-19.

(h)	The Company and its Subsidiaries have promptly and reasonably investigated all sexual harassment allegations made against it in the past three (3) years, and the Company does not expect any liability with respect to any such allegations. Neither the Company nor any of its Subsidiaries have entered into any settlement or release agreement regarding sexual harassment allegations.

(i)	The Company has provided Parent with or made available to Parent all inspection reports and citations relating to occupational health and safety received since the Reference Date. There are no pending or threatened citations regarding occupational health and safety. The Company and each of its Subsidiaries have complied in all material respects with any governmental order, settlements, or citations issued regarding occupational health and safety.

(j)	Neither the Company nor its Subsidiaries are subject to any affirmative action obligations under any Applicable Law, including, without limitation, Executive Order 11246, and neither the Company nor its Subsidiaries are a government contractor or subcontractor for purposes of any Applicable Laws with respect to the terms and conditions of employment, including without limitation, the Service Contracts Act or prevailing wage laws.

3.19	Real Property.

(a)	Neither the Company nor any of its Subsidiaries own any real property.

(b)	Section 3.19 of the Company Disclosure Letter contains a complete and accurate list of all Leases and sets forth the address of each parcel of Leased Real Property. The Company has heretofore made available to Parent true, correct and complete copies of all Leases. The Company or its Subsidiaries have and own valid leasehold estates in the Leases and the Leased Real Property, free and clear of all Liens, other than Permitted Liens. With respect to each of the Leases: (i) such Lease is legal, valid and binding on the Company (and/or each such Subsidiary of the Company, as the case may be) and is in full force and effect; (ii) the Company’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been materially disturbed, and there are no material disputes with respect to such Lease; (iii) neither the Company nor any of its Subsidiaries is in breach of default under any Lease and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries; (iv) to the knowledge of the Company, no other party to any Lease, is in breach of, or default under any Lease; (iv) neither the Company nor any of its Subsidiaries has received any written notice or other communication regarding any actual or possible material violation or material breach of or material default under, or intention to cancel or modify, any Lease; (v) except as disclosed in Section 3.19 of the Company Disclosure Letter, the other party to such Lease is not an Affiliate of the Company or any of its Subsidiaries; (vi) neither the Company nor its Subsidiaries has received written notice from any lessor under any Lease that any security deposit or portion thereof deposited with respect to any such Lease has been applied in respect of a breach or default under any such Lease; (vii) except as disclosed in Section 3.19 of the Company Disclosure Letter, neither the Company not its Subsidiaries is a sublessor, licensor, or otherwise a grantor to any Person of any right to use or occupy the Leased Real Property or any portion thereof; (viii) except as disclosed in Section 3.19 of the Company Disclosure Letter, there is no collateral assignment or grant of any other security interest by the Company or its Subsidiaries in any Lease or any interest therein; and (ix) except as disclosed in Section 3.19 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owes brokerage commissions or finder’s fees with respect to any Leased Real Property, nor is it party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions. The Leased Real Property constitutes all of the real property necessary to conduct the business of the Company as currently conducted.

(c)	As of the date of this Agreement, there is no pending or threatened condemnation or similar proceeding affecting any Leased Real Property or any portion thereof.

3.20	Intellectual Property.

(a)	The Company has delivered or made available to Parent a complete and accurate list of the Company Registered IP.

(b)	With respect to each item of Company Registered IP, (i) the necessary registration, maintenance and renewal fees have been paid, and (ii) the necessary documents and certificates have been filed with the relevant patent, copyright, trademark, domain registrars or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered IP.

(c)	The Company and its Subsidiaries own all right, title and interest in the material Company Intellectual Property Rights, free and clear of all Liens other than Permitted Liens or as disclosed in Section 3.20(c) of the Company Disclosure Letter.

(d)	Except as set forth in Section 3.20 of the Company Disclosure Letter, the development, manufacturing, marketing, sale, offer for sale, exportation, distribution, and/or use by the Company and its Subsidiaries of any Company Products does not infringe or misappropriate any Intellectual Property Right of any Person.

(e)	The Company and each of its Subsidiaries have acted in a reasonable and prudent manner with respect to the protection and preservation of the confidentiality of the Trade Secrets that are Company Intellectual Property Rights, and there is no material unauthorized use, disclosure or misappropriation of any such Trade Secrets that are material Company Intellectual Property Rights by any Person.

(f)	To the knowledge of the Company, no Person (or any of such Person’s products or services or other operation of such Person’s business) is infringing upon or otherwise violating any Company Intellectual Property Rights, and neither the Company nor any of its Subsidiaries have asserted or threatened in writing any claim against any Person alleging the same, except as set forth in Section 3.20 of the Company Disclosure Letter.

(g)	Except as set forth in Section 3.20 of the Company Disclosure Letter, there is not any Legal Proceeding made, conducted or brought by a Person that has been served upon or filed with respect to any alleged infringement or other violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of such Person.

(h)	The Company and its Subsidiaries exercise ordinary and reasonable care in connection with the use of Public Software. The Company and its Subsidiaries are in compliance in all material respects with all Public Software, except where any such noncompliance would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.21	Insurance. Section 3.21 of the Company Disclosure Letter sets forth all material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets, including policies of life, property, title, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance (each, an “Insurance Policy”). The Insurance Policies are adequate for the operation of the Company’s business. Neither the Company nor any of its Subsidiaries is in material default under any Insurance Policy. All premiums due and payable under the Insurance Policies have been timely paid, and the Company and its Subsidiaries are in material compliance with the terms of the Insurance Policies. All Insurance Policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

3.22	Related Party Transactions. Except as set forth in Section 3.22 of the Company Disclosure Letter, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director, but excluding any Subsidiary of the Company) thereof or any stockholder that beneficially owns 5% or more of the Shares, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC (a “Related Party Transaction”).

3.23	Brokers. Except as set forth in Section 3.23 of the Company Disclosure Letter, there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisors, brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby (including the Merger).

3.24	Government Contracts. The Company has not (a) breached or violated any Applicable Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (b) been suspended or debarred from bidding on government contracts by a Governmental Authority; (c) been audited or investigated by any Governmental Authority with respect to any Government Contract; (d) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (e) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform; or (f) granted the government unlimited rights or government purpose rights in any data including any software developed by the Company, in each case (a)-(f), which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.25	Anti-Corruption Laws.

(a)	The Company is and since the Reference Date has been in material compliance with all applicable Anti-Corruption Laws and has not directly or indirectly, made or offered any material payment or transfer of anything of value to any government official or employee, political party or campaign, official or employee of any public international organization, or official or employee of any government-owned enterprise or institution to obtain or retain business or to secure an improper advantage, or otherwise conducted any transaction, transfer or business in violation of any provision of the Anti-Corruption Laws.

(b)	Since the Reference Date, the Company has not received any notice of any governmental or internal investigation or inquiry, any allegation, or any disclosure related to any violation or potential violation by the Company or by any partner, distributor, reseller, employee or other Person acting on behalf of the Company of any applicable Anti-Corruption Law.

3.26	International Trade Compliance.

(a)	Since the Reference Date, the Company and its Subsidiaries are and have been in material compliance with all U.S., United Kingdom, European Union, and other economic sanctions, export controls, or other restrictive trade measures applicable in the jurisdictions where they conduct business including, without limitation: (i) the Export Administration Act of 1979, as amended (50 U.S.C. app. 2401-2420), and the corresponding Export Administration Regulations, 15 C.F.R. §§ 730-774; (ii) the Arms Export Control Act, 22 U.S.C. § 2778, and the corresponding International Traffic in Arms Regulations; (iii) the economic sanctions, laws and regulations enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), 31 C.F.R. Part 500 et seq., and the U.S. Department of State’s Office of Terrorist Financial and Economic Sanctions Policy; and (iv) the anti-boycott regulations, guidelines, and reporting requirements under the Export Administration Regulations and Section 999 of the Code (collectively, “Export Control Laws”).

(b)	Since the Reference Date, the Company and its Subsidiaries are and have been in material compliance with all applicable U.S., United Kingdom, European Union, and other Applicable Laws in the jurisdictions where they conduct business governing the classification, valuation, duties, origination, and marking of foreign-origin products imported into the applicable jurisdiction (collectively “Customs Laws”), as well as any similar requirements imposed under bilateral or multilateral customs unions, Bilateral Investment Treaties, Trade Promotion Agreements, and Free Trade Agreements to which the United States or other applicable jurisdictions is a party (“FTAs”).

(c)	Neither the Company, nor any Subsidiary, nor any officer or director of the Company is designated under (or is otherwise owned or controlled by) any person identified on any restricted party list of any Governmental Authority including, without limitation. OFAC’s Specially Designated Nationals and Blocked Persons List, the U.S. Department of Commerce’s Entity List, the EU Consolidated Sanctions List, or the United Kingdom’s List of Financial Sanctions Targets.

(d)	Except as set forth in Section 3.26(b) of the Company Disclosure Letter, since the Reference Date, the Company has not received any written notice of any governmental or internal investigation or inquiry, any allegation, or any disclosure related to any violation or potential violation by the Company or any of its Subsidiaries or by any partner, distributor, reseller, employee or other Person acting on behalf of the Company or any of its Subsidiaries, of any Export Control Laws, Customs Laws, FTAs, or other Applicable Law involving international trade.

3.27	Indebtedness.

(a)	Section 3.27(a) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness outstanding as of February 26, 2022, other than Indebtedness reflected in the Balance Sheet.

(b)	Section 3.27(b) of the Company Disclosure Letter sets forth, as of the date that is two (2) Business Days prior to the date hereof, the outstanding balance of each of the Company’s credit facilities with Bank of America, N.A., Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

3.28	Customers and Vendors. Section 3.28(a) of the Company Disclosure Letter sets forth a list as of the date hereof of (a) the top ten (10) customers of the Company and its Subsidiaries (based on the approximate total gross sales attributable to such customers) for the fiscal year ended January 2, 2021, and for the fiscal year ended January 1, 2022 (each a “Material Customer,” and collectively, the “Material Customers”), showing the gross sales to each such customer during the applicable period and the percentage of the total gross sales of the Company and its Subsidiaries represented by such sales, and (b) the top ten (10) suppliers and vendors to the Company and its Subsidiaries (based on total amount of services and/or goods purchased from such supplier or vendor) for the fiscal year ended January 2, 2021, and for the fiscal year ended January 1, 2022 (each a “Material Vendor”, and collectively, the “Material Vendors”), showing the total spend by the Company for each such supplier or vendor during the applicable period and the percentage of total spend of the Company and its Subsidiaries represented by such spend. Except as set forth in Section 3.28(b) of the Company Disclosure Letter, from January 1, 2022 through the date of this Agreement, (1) no Material Customer or Material Vendor has canceled or otherwise terminated, or threatened to cancel, or, to the knowledge of the Company intends to cancel or terminate, its relationship with the Company or any of its Subsidiaries (except in the ordinary course of business) and (2) no Material Customer or Material Vendor has decreased materially or threatened to decrease or limit materially its business with the Company or any of its Subsidiaries, or to the knowledge of the Company intends to modify materially its relationship with the Company or any of its Subsidiaries (except in the ordinary course of business).

3.29	Accounts Receivable. All accounts and notes receivable reflected on the Balance Sheet were bona fide receivables arising in the ordinary course of business and are collectible in the ordinary course (net of allowances for doubtful accounts reflected on the Balance Sheet). Except as set forth in Section 3.29 of the Company Disclosure Letter, there are no Liens (other than Permitted Liens) on such receivables or any part thereof and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables by the Company or any of its Subsidiaries.

3.30	Inventory. The inventories set forth on the Balance Sheet were stated therein at the lesser of cost or net realizable value. All of the inventories recorded on the Balance Sheet consisted of items of a quality usable or saleable in the ordinary course of business, subject to any reserve reflected in the Balance Sheet for obsolete, excess, slow-moving and other irregular items, except as set forth in Section 3.30 of the Company Disclosure Letter are owned free and clear of all Liens (other than Permitted Liens), do not consist of any items held on consignment, and are in quantities (whether raw materials, work-in-process, or finished goods) reasonable (but not excessive) for the operation of the Company and its Subsidiaries in the ordinary course of business.

3.31	PPP Loan. The Company’s application for its PPP Loan, including all representations and certifications contained therein, was true, correct and complete in all respects and was otherwise completed in accordance with all guidance issued in respect of the CARES Act and the PPP, and no misleading statements were made in connection with, nor material information omitted from, such application. The Company utilized the proceeds of the PPP Loan solely for the purposes permitted by the CARES Act and the PPP and has complied in all respects with all requirements of the CARES Act and the PPP in connection therewith. The Company has received confirmation from Bank of America, N.A. of the forgiveness of the PPP Loan by the U.S. Small Business Administration.

3.32	Product Liabilities and Warranties.

(a)	Except as set forth on Section 3.31 of the Company Disclosure Letter, since the Reference Date, neither the Company nor any of its Subsidiaries have, whether voluntarily or as a result of any order or recommendation by any Governmental Authority, recalled any of the Company Products for any reason. The Company Products have been manufactured and tested for safety in conformity, in all material respects, with the applicable product specifications and warranties for such Company Products, and have valid passing inspection reports from a third-party accredited lab for all applicable jurisdictions where the Company Products are sold. There is no proceeding pending or threatened for product returns, warranty obligations or product services, other than those arising in the ordinary course of business and that are not material in amount or effect. Furthermore, (i) no material liability exists for replacement, recall or other loss in connection with the manufacture, distribution or sales of the Company Products (except to the extent reflected or reserved for in the Company’s financial statements) other than Company Product returns arising in the ordinary course of business, (ii) there are no inherent design defects or systemic or chronic problems in any Company Product, and (iii) there do not exist any circumstances that would constitute a valid basis for any voluntary or governmental recall of an Company Product. Except as set forth on Section 3.31 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries provides any warranty with respect to any of the Company Products.

(b)	The Company and its Subsidiaries are not aware of any circumstances that would require it to report to the Consumer Product Safety Commission (“CPSC”) under Consumer Product Safety Act (“CPSA”) Section 15, Section 37, Section 102 or otherwise, and no reports previously made to the CPSC or investigations of the Company or any of its Subsidiaries by the CPSC remain outstanding or unresolved as of the date of this Agreement except as set forth in Section 3.32(b) of the Company Disclosure Letter. The Company has and has provided current CPSC-compliant Children’s Product Certificates obtained from CPSC-Accepted testing laboratories for each of the children’s products (as defined by 16 CFR S. 1200.2 of the CPSA) sold by the Company.

Article IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND THE MERGER SUB

Parent and the Merger Sub hereby represent and warrant to the Company as follows:

4.1	Organization and Good Standing. Each of Parent and the Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Georgia and Delaware Law, respectively, and has the requisite corporate power and authority, to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.

4.2	Authorization and Enforceability.

(a)	Each of Parent and the Merger Sub has all requisite corporate power and authority, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the Merger Sub and the consummation by Parent and the Merger Sub of the transactions contemplated hereby (including the Merger) have been duly authorized by all corporate action on the part of Parent and the Merger Sub, and no other corporate proceedings on the part of Parent or the Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger).

(b)	The Board of Directors of Merger Sub has (i) determined and declared that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Merger Consideration are in the best interests of the Merger Sub and its sole stockholder, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iv) directed that the adoption of this Agreement be submitted to a vote of the sole stockholder of the Merger Sub, and (v) resolved to recommend that the Merger Sub’s sole stockholder adopt this Agreement in accordance with the applicable provisions of Delaware Law

(c)	This Agreement has been duly executed and delivered by each of Parent and the Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and the Merger Sub, enforceable against each in accordance with its terms, subject to the Enforceability Limitations.

4.3	Required Governmental Consents. No Consent is required on the part of Parent, the Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent and the Merger Sub of this Agreement and the consummation by Parent and the Merger Sub of the transactions contemplated hereby (including the Merger), except (a) the filing of the Certificate of Merger with the Delaware Secretary of State as required by Delaware Law, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, and (c) such other Consents, the failure of which to obtain would not reasonably be expected to have a Parent Material Adverse Effect.

4.4	No Conflicts. The execution, delivery or performance by Parent and the Merger Sub of this Agreement, the consummation by Parent and the Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and the Merger Sub with any of the provisions hereof do not and will not (a) violate or conflict with any provision of the Certificates of Incorporation or Bylaws of Parent or the Merger Sub or, (b) assuming compliance with the matters referred to in Section 4.3, violate or conflict with any Applicable Law or Order, except in the case of clause (b) above, for such violations or conflicts which would not reasonably be expected to have a Parent Material Adverse Effect.

4.5	No Ownership of Company Common Stock. Neither Parent nor the Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL.

4.6	No Stockholder and Management Arrangements. Except for the Support Agreements or as expressly authorized by the Company, neither Parent or the Merger Sub, nor any of their respective Affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any stockholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time.

4.7	No Impediment. There are no Legal Proceedings pending or, to the knowledge of Parent, threatened against or affecting Parent or the Merger Sub or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby (including the Merger) or the performance by Parent and the Merger Sub of their respective covenants and obligations hereunder. Neither Parent nor the Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby (including the Merger) or the performance by Parent and the Merger Sub of their respective covenants and obligations hereunder. There is no transaction under consideration or pending by Parent, Merger Sub, or any of their Affiliates that would be reasonably expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any other transaction contemplated by this Agreement.

4.8	Solvency. Assuming that each of the following clauses (a), (b) and (c) are true and correct in all respects with respect to the Company and its Subsidiaries as of immediately prior to the consummation of the transactions contemplated hereby, then upon consummation of the transactions contemplated hereby, Parent, Merger Sub, the Surviving Corporation and its Subsidiaries will not (a) be insolvent or left with unreasonably small capital, (b) have incurred debts beyond their ability to pay such debts as they mature, or (c) have liabilities in excess of the reasonable market value of their assets.

4.9	Financing.

(a)	Parent has delivered to the Company a complete and accurate copy of the Debt Commitment Letters pursuant to which and subject to the terms and conditions thereof, the Financing Sources party thereto have severally committed to lend on or prior to the Closing Date the amounts set forth therein to Parent (the provision of such funds as set forth therein, but subject to the provisions of Section 7.2, the “Debt Financing”) for the purposes set forth in such Debt Commitment Letter. Any reference in this Agreement to the Debt Commitment Letters will include such documents as amended or modified in compliance with the provisions of Section 7.2. As of the date of this Agreement, Parent has fully paid, or caused to be fully paid, any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Debt Commitment Letters on or prior to the date of this Agreement, and Parent will pay, or cause to be paid, when due all other commitment fees and other fees arising under the Debt Commitment Letters as and when they become due and payable thereunder. The Debt Commitment Letters, in the form so delivered to the Company, are in full force and effect as of the date hereof, and each is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against the parties thereto in accordance with its terms, subject to the Enforceability Limitations.

(b)	The aggregate proceeds contemplated by the Debt Commitment Letters will, in the aggregate, be sufficient (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letters) to enable Parent to (i) consummate the transactions contemplated by this Agreement upon the terms contemplated by this Agreement, (ii) pay all of the Merger Consideration payable in respect of Shares pursuant to this Agreement, (iii) pay all amounts payable in respect of the Option Consideration and the RSA Consideration under this Agreement, (iv) pay all liabilities and other obligations of the Company contemplated to be funded by Parent under by this Agreement, and (v) pay all related fees and expenses associated with the transactions contemplated by this Agreement or the Debt Commitment Letters incurred by Parent, the Merger Sub, the Surviving Corporation or any of their respective Affiliates and required to be paid at the Closing by such party.

(c)	As of the date of this Agreement, (i) none of the Debt Commitment Letters have been amended or modified or waived in any respect (and no such amendment or modification or waiver is contemplated except in connection with any amendments or modifications to effectuate any “market flex” terms contained in the Debt Commitment Letters provided as of the date hereof or solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof) and (ii) the respective commitments set forth in the Debt Commitment Letters have not been withdrawn or rescinded in any respect (and no such withdrawal or rescission is contemplated). Except as set forth in the Debt Commitment Letters, there are no side letters or other agreements, contracts or arrangements to which Parent or the Merger Sub or any of their respective Affiliates is a party relating to the funding or investing, as applicable, of the full amount of the Debt Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Debt Commitment Letters, or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as set forth in the Debt Commitment Letters in the form so delivered to the Company. Assuming satisfaction of the conditions set forth in Section 2.2(b) (other than Section 2.2(b)(iv)) and the accuracy of the Fundamental Representations and the representations and warranties set forth in Section 3.8, as of the date of this Agreement, Parent has no reason to believe that any term or condition to the Debt Financing set forth in the Debt Commitment Letters will not be fully satisfied on a timely basis or that the Debt Financing will not be available to Parent at the Closing, including any reason to believe that any of the Financing Sources will not perform their respective funding obligations under the Debt Commitment Letters in accordance with their respective terms and conditions.

4.10	Brokers. Except for Lincoln International, there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Parent or Merger Sub who is entitled to any financial advisors, brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby (including the Merger).

4.11	Information Supplied. The information relating to Parent, its Affiliates and Merger Sub to be contained in, or incorporated by reference in, the Proxy Statement will not, on the date the Proxy Statement is first given to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 4.11, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of Parent or Merger Sub in writing specifically for use therein.

4.12	No Additional Representations. Parent acknowledges that no representations, warranties or statements, whether express or implied, have made by the Company or any of its Affiliates or any of its or their respective directors, officers, stockholders, employees, affiliates, agents, advisors or representatives, that are not expressly set forth in this Agreement or any certificates delivered in connection herewith, whether or not such representations, warranties or statements were made in writing or orally.

Article V
CONDUCT OF COMPANY BUSINESS

5.1	Conduct of Company Business. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except as (a) expressly required by this Agreement, (b) as set forth in Section 5.2 of the Company Disclosure Letter, (c) the Company determines, in good faith, is required by any COVID-19 Measure, (d) approved in advance by Parent in writing (which approval will not be unreasonably withheld, delayed or conditioned), or (e) required by Applicable Law, the Company will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to (A) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all Applicable Laws (taking into account, for this purpose and all other references to “ordinary course” or “ordinary course of business” in this Section 5.1 or Section 5.2, any developments in the Company’s ordinary course of business caused by the COVID-19 pandemic), and (B) use commercially reasonable efforts, consistent with past practices and policies, to preserve intact in all material respects its current relationships with employees, contractors, consultants, directors, officers, customers, suppliers, distributors, and others with which it has significant business dealings.

5.2	Restrictions on Company Operations. Except as expressly required or permitted by this Agreement, as set forth in Section 5.2 of the Company Disclosure Letter, as approved in advance by Parent in writing (which approval will not be unreasonably withheld, delayed or conditioned), or required by Applicable Law, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries to:

(a)	amend the Company Charter or Company Bylaws or comparable constituent documents;

(b)	issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of Shares pursuant to Stock Awards outstanding prior to the date hereof;

(c)	acquire or redeem, directly or indirectly, or amend any Company Securities (except as may be permitted or required under any Company Equity Incentive Plan) or Subsidiary Securities;

(d)	other than cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(f)	(i) incur or assume any long-term or short-term indebtedness or issue any debt securities, except for (A) short-term indebtedness incurred to fund operations of the business in the ordinary course of business consistent with past practice (B) loans or advances to direct or indirect wholly-owned Subsidiaries, and (C) indebtedness incurred under the Company’s existing credit facilities, provided that with respect to its existing term loan from Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I (the “Wynnefield Loan”), the Company may only incur any additional indebtedness thereunder in an amount that shall not result in the aggregate principal amount outstanding under the Wynnefield Loan to exceed Three Million Dollars ($3,000,000), (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other Person, except for travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries or except among direct or indirect wholly-owned Subsidiaries of the Company or (iv) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(g)	make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans or agreements subject to the Employee Plans or any other Contract of the Company, other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any agreements subject to the Employee Plans in effect as of the date hereof;

(h)	increase the compensation of any of its employees, other than as provided for in any written agreements or in the ordinary course of business consistent with past practice;

(i)	terminate the employment of or change the terms and conditions of employment with respect to any of its employees except for any terminations for cause;

(j)	acquire, sell, license or dispose of any material property or material assets in any single transaction or series of related transactions, except for the sale of Company Products or grants of licenses to Intellectual Property Rights in the ordinary course of business consistent with past practice;

(k)	except as may be required by Applicable Law or GAAP, make any change in any of the accounting principles or practices used by it;

(l)	except as required by Applicable Law or GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, in any case other than in the ordinary course of business consistent with past practice;

(m)	(i) make or change any material Tax election, (ii) file any amended income Tax Return, or any other amended Tax Return that would materially increase the Taxes payable by the Company or its Subsidiaries, (iii) settle or compromise any material liability for Taxes or (iv) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes, or (v) fail to pay any material Taxes as they become due and payable (including estimated taxes), except to the extent such Taxes are contested in good faith and adequate reserves have been established for such Taxes in accordance with GAAP;

(n)	(i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or (ii) modify, amend or exercise any right to renew any lease or sublease of real property or waive or violate any term or condition thereof or grant any consents thereunder;

(o)	acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein;

(p)	other than purchase orders made in the ordinary course of business consistent with past practice, enter into, renew or amend any Material Contract or grant any release or relinquishment of any rights under any Material Contract, except for the renewal, expiration or non-renewal of any Material Contract in accordance with its terms;

(q)	incur any new capital expenditure(s), individually or in the aggregate, with obligations to the Company or any of its Subsidiaries in excess of One Hundred Thousand Dollars ($100,000) per complete or partial fiscal quarter;

(r)	settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims and other liabilities (i) reflected or reserved against in full in the Balance Sheet or incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice (ii) in an amount that does not exceed $25,000 in each instance or $100,000 in the aggregate, or (iii) the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Time that would be material to the Company and its Subsidiaries taken as a whole, provided that Transaction Litigation shall be subject to Section 7.8;

(s)	enter into Related Party Transaction;

(t)	form a Subsidiary; or

(u)	otherwise commit to do any of the foregoing.

5.3	No Control. Notwithstanding the foregoing, Parent and Merger Sub agree that (a) nothing in this Article V is intended to give Parent or the Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time, (b) prior to the Effective Time, the Company and its Subsidiaries will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations and (c) no consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Section 5.2 or elsewhere in this Agreement to the extent that the requirement of such consent would violate any Applicable Law.

Article VI
NON-SOLICITATION OF ACQUISITION PROPOSALS

6.1	Non-Solicitation.

(a)	At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except and subject to Section 6.1(b) and Section 6.1(c), the Company will not, and will not authorize or permit any of its Subsidiaries to (and will not authorize or permit any Representatives of the Company or any of its Subsidiaries to), directly or indirectly:

(i)	solicit, initiate, knowingly encourage, knowingly facilitate or knowingly induce the making, submission or announcement of an Acquisition Proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to any Acquisition Proposal or Acquisition Transaction; or

(ii)	furnish to any Third Party any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party, in each case in connection with an Acquisition Proposal or Acquisition Transaction or under circumstances that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction; or

(iii)	take any other action intended to assist or facilitate the making of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction; or

(iv)	participate or engage in discussions or negotiations with any Third Party regarding an Acquisition Proposal or Acquisition Transaction; or

(v)	approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction; or

(vi)	except for an Acceptable Confidentiality Agreement contemplated by Section 6.1(b), execute or enter into any letter of intent, memorandum of understanding or Contract contemplating or otherwise relating to an Acquisition Proposal or Acquisition Transaction.

(b)	Notwithstanding the provisions of Section 6.1(a), prior to obtaining the Requisite Stockholder Approval, the Company may, directly or indirectly through any Representative, with respect to any Third Party (and its Representatives) that has made a written Acquisition Proposal after the date of this Agreement that was not solicited in violation of Section 6.1(a) and that the Company Board or a committee thereof determines in good faith (after consultation with its financial advisor and its outside legal counsel) could reasonably be expected to result in a Superior Proposal, (x) engage or participate in discussions or negotiations with such Third Party (and its Representatives), and/or (y) furnish any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books and records of the Company or any of its Subsidiaries to such Third Party (and its Representatives and actual and potential debt financing sources), provided that, in the case of any action taken pursuant to the foregoing clauses (x) or (y):

(i)	the Company Board or a committee thereof has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its stockholders under Applicable Law;

(ii)	either the Company is already a party to an Acceptable Confidentiality Agreement with such Third Party or the Company enters into an Acceptable Confidentiality Agreement with such Third Party;

(iii)	the Company complies with Section 6.2 below; and

(iv)	contemporaneously with furnishing any non-public information to such Third Party (and/or its Representatives), the Company furnishes such non-public information to Parent (and/or its Representatives) to the extent such information has not been previously furnished to Parent.

(c)	Notwithstanding the provisions of Section 6.1(a), prior to obtaining the Requisite Stockholder Approval, following only the actions permitted by, and in compliance with, Section 6.1(b), the Company may enter into a Contract providing for the implementation of a Superior Proposal, provided that:

(i)	the Company Board has determined in good faith (after consultation with its financial advisor and its outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the Company and its stockholders under Applicable Law; and

(ii)	the Company terminates this Agreement pursuant to and after complying with all of the provisions of Section 8.1(g).

6.2	Notice and Information. The Company will promptly (and in any event within forty-eight (48) hours) (i) notify Parent of any Acquisition Proposal received by the Company, and (ii) keep Parent reasonably informed on a prompt basis of the status and material details (including all amendments or proposed amendments, whether or not in writing) of any such Acquisition Proposal, request or inquiry, and, in the event that the Company determines that such Acquisition Proposal received by the Company could reasonably become a Superior Proposal, promptly (and in any event within forty-eight (48) hours) provide Parent with copies of all documents incorporated in any Acquisition Proposal, including the identity of the Person making the Acquisition Proposal unless the Company is legally prohibited from disclosing such identity.

Article VII
ADDITIONAL COVENANTS AND AGREEMENTS

7.1	Company Stockholder Approval.

(a)	Proxy Statement and Other SEC Filings.

(i)	Promptly following the date of this Agreement and provided that Parent and Merger Sub have furnished all information concerning themselves and their Affiliates that is required to be included in the Proxy Statement (and in any event, no later than twenty (20) Business Days after the date of this Agreement), the Company will prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 7.1(c), the Company will include the Company Board Recommendation in the Proxy Statement.

(ii)	If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with this Agreement and the transactions contemplated hereby (including the Merger) pursuant to Applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will promptly prepare and file such Other Required Company Filing with the SEC. The Company will cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. The Company may not file the Proxy Statement or any Other Required Company Filing with the SEC without providing Parent and its counsel a reasonable opportunity to review and comment thereon, which comments will be considered by the Company in good faith. On the date of filing, the date of giving to the stockholders of the Company (if applicable) and at the time of the Company Stockholder Meeting, neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, the Merger Sub or any of their Affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing.

(iii)	If Parent, the Merger Sub or any of their respective Affiliates is required to file any document with the SEC in connection with the Merger or the Company Stockholder Meeting pursuant to Applicable Law (an “Other Required Parent Filing”), then Parent and the Merger Sub will, and will cause their respective Affiliates to, promptly prepare and file such Other Required Parent Filing with the SEC. Parent and the Merger Sub will cause, and will cause their respective Affiliates to cause, any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent or the Merger Sub nor any of their respective Affiliates may file any Other Required Parent Filing (or any amendment thereto) with the SEC without providing the Company and its counsel a reasonable opportunity to review and comment thereon, which comments will be considered by Parent, the Merger Sub or their respective Affiliates in good faith. The comments provided by the Company and its counsel on such Other Required Parent Filing shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. On the date of filing, the date of giving to the stockholders of the Company (if applicable) and at the time of the Company Stockholder Meeting, no Other Required Parent Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Parent or the Merger Sub with respect to any information supplied by the Company or its Affiliates for inclusion or incorporation by reference in any Other Required Parent Filing.

(iv)	Each of the Company, on the one hand, and Parent and the Merger Sub, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing or any Other Required Parent Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, the Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or the Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate party and, to the extent required by Applicable Law or the SEC or its staff, disseminated to the stockholders of the Company.

(v)	The Company and its Affiliates, on the one hand, and Parent, the Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, without providing the other, to the extent practicable, a reasonable opportunity to review and comment on such written communication, which comments will be considered by the filing party in good faith.

(vi)	The Company, on the one hand, and Parent and the Merger Sub, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (A) any amendment or revisions to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, (B) any receipt of comments from the SEC or its staff on the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, or (C) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(vii)	Notwithstanding anything to the contrary in this Section 7.1(a) or elsewhere in this Agreement, (A) unless specifically requested to do so in writing by the SEC or its staff, the Company shall not (x) provide to the SEC on a supplemental basis any financial statements or other financial information of Parent or a copy of either of the Debt Commitment Letters (collectively, “Parent Financial Disclosure”), or (y) include in the Proxy Statement, or in any Other Required Company Filing or any Other Required Parent Filing, any Parent Financial Disclosure, (B) the Parent shall provide to the SEC and its staff any Parent Financial Disclosure requested in writing by the SEC or its staff to be provided supplementally or for inclusion in the Proxy Statement, or in any Other Required Company Filing or any Other Required Parent Filing, and (C) the content and form of any Parent Financial Disclosure which is provided to the SEC or its staff on a supplemental basis, or included in the Proxy Statement, in any Other Required Company Filing or in any Other Required Parent Filing in response to such request by the SEC or its staff, is subject to the prior written approval of Parent, provided that all such requests by the SEC or its staff are fulfilled and comments resolved and Parent shall provide all information required to cause such resolution. The Company agrees as requested by Parent to seek to limit the scope of any disclosure of Parent Financial Disclosure, including seeking to obtain confidential treatment or to provide redacted documents in connection with any Parent Financial Disclosure.

(viii)	Subject to Applicable Law, the Company shall cause the Proxy Statement to be disseminated to the stockholders of the Company as promptly as reasonably practicable following the SEC Clearance Date.

(b)	Stockholder Meeting.

(i)	Except as otherwise permitted pursuant to this Section 7.1(b)(i), the Company will establish a record date for, call, give notice of, convene and hold a meeting of the stockholders of the Company (including any adjournments or postponements thereof) as promptly as reasonably practicable following the date of this Agreement for the purpose of voting upon the adoption of this Agreement in accordance with Delaware Law (the “Company Stockholders Meeting”); provided that, without the prior written consent of Parent and subject to the exceptions set forth in the last sentence of this Section 7.1(b)(i), (x) the Company Stockholders Meeting will not be scheduled for any day later than forty-five (45) calendar days after the SEC Clearance Date and (y) the Company may not adjourn or postpone the Company Stockholders Meeting; provided, further, that, (A) within two (2) Business Days following the SEC Clearance Date, Parent may request that the date of the Company Stockholders Meeting and notice thereof be on a date specified by the Parent, provided that the date upon which notice of the Company Stockholders Meeting is sent shall not be later than May 26, 2022, or (B) if Parent reasonably requests an adjournment or postponement of the Company Stockholders Meeting on the basis that any of the conditions in Section 2.2(b) would be reasonably likely to have not been fulfilled as of the date of the Company Stockholders Meeting, but could be fulfilled if the Company Stockholders Meeting was adjourned or postponed, the Company Board (or a committee thereof) or the presiding officer of the Company Stockholders Meeting, as the case may be, shall consider such an adjournment or postponement in good faith, and may, but shall not be obligated to, adjourn or postpone the Company Stockholders Meeting. Once established, the Company will not change the record date for the Company Stockholders Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned). Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from (A) postponing or adjourning the Company Stockholder Meeting without consent of Parent if (w) there are holders of an insufficient Shares present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting, (x) the Company is required to postpone or adjourn the Company Stockholder Meeting by Applicable Law, order or a request from the SEC, Nasdaq or their respective staffs, (y) the Company Board (or a committee thereof) or the presiding officer of the Company Stockholders Meeting, as the case may be, has determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Stockholder Meeting in order to give the stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has given to the stockholders of the Company or otherwise made available to the stockholders of the Company (including in connection with any Company Board Recommendation Change), or (z) the Company Board (or a committee thereof) or the presiding officer of the Company Stockholders Meeting, as the case may be, determine in good faith (after consultation with its outside counsel) that the failure to adjourn or postpone the Company Stockholders Meeting would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its stockholders under Applicable Law or (B) changing the record date for the Company Stockholders Meeting if the Company Board (or a committee thereof) determines in good faith (after consultation with outside counsel) that the failure to change the record date for the Company Stockholders Meeting would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its stockholders under Applicable Law. The parties hereto acknowledge and agree that the Company Stockholders Meeting shall not be less than thirty (30) days following the date upon which notice of the Company Stockholders Meeting is sent. The parties hereto further acknowledge and agree that if the Company takes any action to adjourn or postpone the Company Stockholders Meeting, the reference to the Termination Date with respect to Company’s right to terminate this Agreement pursuant to Section 8.1(b) shall be deemed to be the later of (1) the Termination Date as set forth herein, and (2) the date that is the fourth (4th) Business Day following the date of the Company Stockholders Meeting, provided that, for the avoidance of doubt, such reference to the Termination Date shall not affect either party’s right to terminate this Agreement prior to the Termination Date as other provided in Article VIII.

(ii)	The Company will solicit from stockholders of the Company proxies in favor of the adoption of this Agreement in accordance with Delaware Law, and, unless the Company Board has approved a Company Board Recommendation Change, will take all action customary for such transactions, including without limitation, the hiring of a proxy solicitation firm, to obtain the Requisite Stockholder Approval at the Company Stockholders Meeting. Unless this Agreement is earlier terminated pursuant to Article VIII, the Company will establish a record date for, call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of voting upon the adoption of this Agreement in accordance with Delaware Law.

(c)	Board Recommendation.

(i)	Subject to the provisions of this Section 7.1(c), (A) the Company Board will (x) make the Company Board Recommendation and (y) include the Company Board Recommendation in the Proxy Statement, and (B) neither the Company Board nor any committee thereof will (1) publicly propose to withhold, withdraw, amend, modify or qualify the Company Board Recommendation in a manner that is adverse to Parent, or (2) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, an Acquisition Proposal or Acquisition Transaction, (the actions or inactions referred to in the preceding clauses (1) and (2) being referred to herein as a “Company Board Recommendation Change”).

(ii)	Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, the Company Board may effect a Company Board Recommendation Change, provided that it simultaneously terminates this Agreement, in the event that:

(A)	the Company has received a written Acquisition Proposal from a Third Party after the date of this Agreement that was not solicited in violation of Section 6.1(a);

(B)	the Company Board has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal is a Superior Proposal (which determination and any public announcement thereof will not constitute a Company Board Recommendation Change; provided, however, that the Company shall not announce such determination until such time as it makes a Company Board Recommendation Change);

(C)	prior to effecting such Company Board Recommendation Change, the Company will have given Parent at least five (5) Business Days’ notice of the Company Board’s intention to effect a Company Board Recommendation Change pursuant to this Section 7.1(c)(ii) (such five (5) Business Day period, the “Change of Recommendation Notice Period”), which notice will include the most current version of the proposed definitive agreement and, to the extent not included therein, all other material terms and conditions of such Superior Proposal;

(D)	if requested by Parent, in writing prior to the end of the Change of Recommendation Notice Period, during the Change of Recommendation Notice Period, the Company will have met and negotiated in good faith with Parent regarding modifications to the terms and conditions of this Agreement;

(E)	prior to the end of the Change of Recommendation Notice Period, if Parent will not have made a counter-offer or proposal in writing and in a manner that, if accepted by the Company, would form a binding contract, that the Company Board determines (after consultation with its financial advisor and its outside legal counsel) is at least as favorable to stockholders of the Company as such Superior Proposal, it being understood that (x) any material revision to the terms of a Superior Proposal, including any revision in price, will require a new notice pursuant to clause (C) above, (y) the Change of Recommendation Notice Period will be extended, if applicable, to the extent necessary to ensure that at least three (3) Business Days remain in the Change of Recommendation Notice Period subsequent to the time the Company notifies Parent of any such material revision and (z) there may be multiple, but not more than two (2), extensions of the Change of Recommendation Notice Period; and

(F)	the Company Board has determined (after consultation with its outside legal counsel and after considering any counter-offer or proposal made by Parent pursuant to clause (E) above), that, in light of such Superior Proposal, the failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its stockholders under Applicable Law.

(iii)	Nothing in this Agreement will prohibit the Company Board from taking and disclosing to stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act or any other Applicable Law; provided, however, that any statement(s) made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act will be subject to the terms and conditions of this Agreement; provided, further, for avoidance of doubt, that it will not constitute a Company Board Recommendation Change for the Company Board to make a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act.

7.2	Financing.

(a)	No Amendments to Financing Commitment Letters. Subject to the terms and conditions of this Agreement, neither Parent nor the Merger Sub will, without the prior written consent of the Company, permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Debt Commitment Letters if such amendment, modification or waiver would, (i) reduce the aggregate amount of the Debt Financing, (ii) impose new or additional conditions or other terms (except in connection with any “market flex” terms contained in the Debt Commitment Letter provided as of the date hereof) to the Debt Financing, or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in a manner that would reasonably be expected to (A) delay, prevent or materially impede the consummation of the Merger, or (B) make the timely funding of the Debt Financing, or the satisfaction of the conditions to obtaining the Debt Financing, less likely to occur in any respect, or (iii) adversely impact the ability of Parent or the Merger Sub, to enforce its rights against the other parties to the Debt Commitment Letters or the definitive agreements with respect thereto. In addition to the foregoing, Parent will not release or consent to the termination of the Debt Commitment Letters or of any individual lender under the Debt Commitment Letters, except for (x) assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Debt Financing under the Debt Commitment Letters, or (y) replacements of the Debt Commitment Letters with alternative financing commitments pursuant to Section 7.2(b).

(b)	Debt Financing and Alternate Debt Financing. Parent will use (or cause the Merger Sub to use) its commercially reasonable efforts to arrange and obtain the Debt Financing on the terms and conditions (including, to the extent required, the full exercise of any flex provisions) set forth in the Debt Commitment Letters, including using its commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letters in accordance with the terms and subject to the conditions thereof, (ii) comply with its obligations under the Debt Commitment Letters, (iii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letters, (iv) satisfy on a timely basis (or obtain a waiver to) all conditions to funding that are applicable to Parent and the Merger Sub in the Debt Commitment Letters and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters, (v) enforce its rights pursuant to the Debt Commitment Letter, and (vi) consummate the Debt Financing at or prior to the Closing, including by causing the Debt Financing Sources to fund the Debt Financing at the Closing. Parent and the Merger Sub will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letters as and when they become due. In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) set forth in the Debt Commitment Letters (unless such portion is not reasonably required to consummate the transactions contemplated by this Agreement), Parent will use its commercially reasonable efforts to, as promptly as reasonably practicable following the occurrence of such event, (i) obtain alternative financing from alternative sources on terms and conditions not materially less favorable in the aggregate to Parent and the Merger Sub than those set forth in the Debt Commitment Letters and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”), and (ii) obtain one or more New Debt Commitment Letters which will replace the existing Debt Commitment Letters in whole or in part. Parent will promptly provide the Company with a copy of any New Debt Commitment Letters (and any fee letter in connection therewith). In the event that any New Debt Commitment Letters are obtained, (A) any reference in this Agreement to the “Debt Commitment Letters” will be deemed to include the Debt Commitment Letters to the extent not superseded by any New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect, and (B) any reference in this Agreement to the “Debt Financing” means the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing.

(c)	Information. Parent will keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Parent and the Merger Sub will promptly notify the Company (A) of any breach (or threatened breach) or default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letters or definitive agreements related to the Debt Financing, (B) of the receipt by Parent or the Merger Sub of any oral or written notice or communication from any Debt Financing Source with respect to any (1) breach (or threatened breach), default, termination or repudiation by any party to a Debt Commitment Letter or any definitive agreements related to the Debt Financing of any provisions of the Debt Commitment Letter or such definitive agreements, or (2) dispute or disagreement between or among any parties to a Debt Commitment Letter or any definitive agreements related to the Debt Financing, and (C) if for any reason Parent or the Merger Sub at any time believes that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letters or any definitive agreements related to the Debt Financing. Parent will provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical (but in any event within one Business Day) after the date that the Company delivers a written request therefor to Parent. Parent will, and will use its commercially reasonable efforts to cause the Debt Financing Sources to provide the Company and its Representatives with such access to Parent and the Debt Financing Sources as the Company and its Representatives may reasonably request for the purpose of allowing the Company and its Representatives to understand the status of Parent’s efforts to arrange the Debt Financing; provided that Parent and its Representatives will be permitted to participate in any such discussions or communications.

(d)	Company Support.

(i)	Prior to the Effective Time, the Company will use its commercially reasonable efforts, and will cause each of its Subsidiaries to use their respective commercially reasonable efforts, to provide Parent with cooperation reasonably requested by Parent to assist it in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise reasonably requested by Parent in connection with the Debt Financing, including:

(A)	participating (and causing senior management and Representatives to participate) in a reasonable number of meetings, presentations, due diligence sessions, and otherwise cooperating with the marketing efforts for any of the Debt Financing;

(B)	assisting Parent and the Debt Financing Sources (y) with the timely preparation of customary (i) bank information memoranda, marketing materials and similar documents required in connection with the Debt Financing; (ii) offering documents, prospectuses, memoranda and similar documents required in connection with the Debt Financing; and (z) by providing financial information as reasonably requested by Parent and the Merger Sub to enable Parent and the Merger Sub to prepare forecasts of financial statements of the Surviving Corporation for one or more periods following the Closing;

(C)	assisting Parent in connection with the preparation (but not executing, unless effective only at or following the Effective Time) any pledge and security documents, supplemental indentures, and other definitive financing documents (including schedules and exhibits thereto) as may be reasonably requested by Parent or the Debt Financing Sources (and including customary officer’s and other closing certificates and back-up therefor), and otherwise reasonably facilitating the guarantees, the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(D)	furnishing Parent and the Debt Financing Sources, as promptly as practicable, with (a) audited financial statements of the Company for the fiscal years ended January 2, 2021 and December 28, 2019, (b) unaudited consolidated balance sheets and related unaudited statements of income and cash flows related to the Company and its Subsidiaries, for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least forty-five (45) days before the Closing Date, and (c) such other financial and other pertinent information regarding the Company and its Subsidiaries (including information regarding the business, operations and financial projections thereof) as may be reasonably requested by Parent to assist in the preparation of a customary confidential information memorandum or other customary information documents used in financings of the type contemplated by the Debt Commitment Letter (all such information and documents in this Section 7.2(d)(i)(D), the “Required Financial Information”); provided that the Company shall have been deemed to have delivered the information required by clause (a) and clause (b) if such information has been filed in the SEC Reports. Notwithstanding anything to the contrary herein, such Required Financial Information will be deemed to not have been delivered if, at any point prior to the completion of the Debt Financing, (a) such Required Financial Information contains any untrue statement of a material fact or omits to state any material fact necessary in order to make such Required Financial Information, in the light of the circumstances under which they were made, not misleading; and (b) the Company’s auditors have withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information;

(E)	cooperating with Parent to obtain customary and reasonable consents, landlord waivers and estoppels, non-disturbance agreements, agreements with freight forwarders and other third parties handling importing of inventory, and deposit account control agreements as reasonably requested by Parent and contemplated by the Debt Commitment Letters;

(F)	cooperating with Parent with the due diligence investigation of the Financing Sources, providing reasonable access, during normal working hours and upon reasonable advance notice, as necessary for completion of field examinations (or updates thereto) in connection with the borrowing base for the asset-based credit facility component of the Debt Financing, and asset appraisals and the evaluation of the current assets, cash management and accounting systems, policies and procedures of the Company and its Subsidiaries relating thereto for the purpose of establishing collateral arrangements;

(G)	delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien and guarantee terminations and instruments of discharge (including UCC-3 termination statements) to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness required by the Debt Commitment Letters to be paid, discharged or terminated;

(H)	taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to (1) permit the consummation of the Debt Financing, and (2) cause the direct borrowing or incurrence of debt and receipt of all of the proceeds of the Debt Financing by the Surviving Corporation or any of its Subsidiaries concurrently with or immediately following the Effective Time; and

(I)	furnishing Parent and the Debt Financing Sources with all documentation and other information required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations (including the Patriot Act and the Beneficial Ownership Regulations), provided that the request for such information has been made at least ten (10) Business Days prior to Closing.

(ii)	Notwithstanding the provisions of Section 7.2(d)(i) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) enter into any definitive agreement, (C) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time, (D) take any action that, in the good faith determination of the Company (after consultation with its outside legal counsel), would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, (E) provide any information the disclosure of which is prohibited or restricted under Applicable Law or is legally privileged, or (F) take any action that will conflict with or violate its organizational documents or any Applicable Laws, or would result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party. In addition, (1) no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Debt Financing) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time, and (2) any bank information memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 7.2 will require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to Section 7.2(d)(i), or any other provision of this Agreement that could reasonably be expected to result in personal liability to such officer or Representative, or (B) the members of the Company Board as of immediately prior to the Effective Time to approve any financing or Contracts related thereto.

(e)	Use of Logos. The Company hereby consents to the use of all logos of the Company and its Subsidiaries in connection with the Debt Financing, so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (ii) are used solely in connection with a description of the Company, its business and products or the Merger.

(f)	Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and the Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors), so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

7.3	Efforts to Close.

(a)	Reasonable Best Efforts. In furtherance and not in limitation of the other covenants and agreements set forth in this Agreement, including Sections 7.2 and 7.3, upon and subject to the terms and conditions of this Agreement and in accordance with Applicable Laws, each of Parent, the Merger Sub and the Company will use their reasonable best efforts to take (or cause to be taken) all actions, and to do (or cause to be done), and to assist and cooperate with the other party or parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and other transactions contemplated by this Agreement, including using reasonable best efforts to (i) cause the conditions to the Merger set forth in Section 2.2 to be satisfied or fulfilled, (ii) in addition to the matters covered in Section 7.2, obtain all other necessary consents, waivers, approvals, orders and authorizations from Governmental Authorities and make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger, and (iii) obtain all necessary consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement so as to maintain and preserve in all material respects, the benefits under such Material Contracts following the consummation of the transactions contemplated hereby (including the Merger).

(b)	Forbearance. In addition to the foregoing, upon and subject to the terms and conditions of this Agreement, (i) Parent or the Merger Sub will not, and will cause their Affiliates to not, and (ii) the Company and its Subsidiaries will not, in each case take any action, or fail to take any action, that is intended to or has, or would reasonably be expected to have, the effect of preventing, impairing, materially delaying or otherwise adversely affecting (i) the consummation of the Merger, including (A) imposing any delay in the obtaining of, or materially increasing the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Merger or the expiration or termination of any applicable waiting period, (B) increasing the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger, (C) increasing the risk of not being able to remove any such order on appeal or otherwise, or (D) delaying or preventing the consummation of the Merger or (ii) the ability of such party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 7.2(d) will be considered a violation of this Section 7.3(b).

(c)	No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 7.3 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

7.4	Access to the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will afford Parent and its Representatives (and including the Financing Sources and their respective Representatives) reasonable access, during normal business hours and after reasonable advance notice, to all assets, properties, books and records and personnel of the Company and its Subsidiaries as Parent may reasonably request; provided, however, that notwithstanding the foregoing, the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any Applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents would be in violation of the any applicable Antitrust Laws; (c) such information relates to the applicable portions of the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed the Merger or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any other Person, (d) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (e) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (f) access would result in the disclosure of any trade secrets of third Persons; (g) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; or (h) where access to such documents would act in contravention to model clauses between the Company and its subsidiaries to be adopted as of the Effective Time pursuant to the Company’s General Data Protection Regulation compliance procedures and protocols. Any investigation conducted pursuant to the access contemplated by this Section 7.4 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 7.4. All requests for access pursuant to this Section 7.4 must be directed to the General Counsel and Interim Chief Financial Officer of the Company, or another person designated in writing by the Company.

7.5	Notice of Breach.

(a)	At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly notify Parent in the event that any representation or warranty made by the Company in this Agreement has become untrue or inaccurate in any material respect, or in the event that the Company has failed to comply with or satisfy in any material respect any covenant or obligation to be complied with or satisfied by it under this Agreement, in each case to the extent such untruth, inaccuracy or failure would be reasonably likely to cause any of the conditions to Closing set forth in Sections 2.2(b)(i) or 2.2(b)(ii) to fail to be satisfied.

(b)	At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will promptly notify the Company in the event that any representation or warranty made by Parent or the Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or in the event that Parent or the Merger Sub has failed to comply with or satisfy in any material respect any covenant or obligation to be complied with or satisfied by it under this Agreement, in each case to the extent such untruth, inaccuracy or failure would be reasonably likely to cause any of the conditions to Closing set forth in Sections 2.2(c)(i) or 2.2(c)(ii) to fail to be satisfied.

7.6	Confidentiality. Parent, the Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms.

7.7	Public Disclosure. The initial press release concerning this Agreement and the Merger will be a joint press release reasonably acceptable to the Company and Parent. Thereafter, the Company (unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change), on the one hand, and Parent and the Merger Sub, on the other hand, will use their respective commercially reasonable efforts to consult with the other parties to this Agreement before (a) participating in any media interviews, (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons, or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger, and will not engage in the foregoing without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except that the Company will not be obligated to obtain such consent with respect to communications that are (i) required by Applicable Law or any stock exchange rule or listing agreement, (ii) principally directed to employees, suppliers, customers, partners or vendors and consistent with the communications plan previously agreed by Parent and the Company, or (iii) related to or in connection with any disputes between the Company, on the one hand, and Parent, the Merger Sub, the Financing Sources, or their respective Affiliates, on the other hand, relating to this Agreement.

7.8	Transaction Litigation. Prior to the Effective Time, the Company will promptly notify Parent of any Transaction Litigation, including by providing copies of all pleadings and notices with respect thereto, and thereafter keep Parent reasonably informed with respect to the status thereof. The Company will give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation. For purposes of this Section 7.8, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege, work product doctrine or other applicable privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation, but will not be afforded any decision-making power or other authority over such Transaction Litigation.

7.9	Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger and all other transactions contemplated by this Agreement, and any other dispositions of equity securities of the Company in connection with the Merger and other transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.10	Directors and Officers Exculpation, Indemnification and Insurance.

(a)	Insurance. Prior to the Effective Time, the Company shall obtain and pay for, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Closing (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement and the other documents contemplated hereby) for the period from the Effective Time and ending sixth (6th) anniversary of the Effective Time, covering each Indemnified Person and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Person than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement. If such “tail” insurance policies have been obtained by the Company, Parent shall, or shall cause the Surviving Corporation to, cause such “tail” insurance policies to be maintained in full force and effect, for their full term.

(b)	Indemnification. All rights to indemnification or advancements existing in favor of any of the Indemnified Persons immediately prior to the Effective Time shall survive the consummation of the Merger and shall continue in full force and effect for a period of not less than six (6) years after the Effective Time.

(c)	Successors and Assigns. If the Surviving Corporation (or Parent) or any of its successors or assigns will (i) consolidate with or merge into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions will be made, so that the successors and assigns of the Surviving Corporation (or Parent) will assume all of the obligations of the Surviving Corporation (or Parent) set forth in this Section 7.10.

(d)	No Impairment; Third Party Beneficiaries. The obligations of Parent, Merger Sub and the Surviving Corporation under this Section 7.10 shall survive the consummation of the Merger and shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or their heirs and representatives) without the prior written consent of such affected Indemnified Person (or their heirs and representatives). Each of the Indemnified Persons (and their heirs and representatives) are intended to be third party beneficiaries of this Section 7.10, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and their heirs and representatives) under this Section 7.10 will be in addition to, and not in substitution for, any other rights that such persons may have under the Company Charter, Company Bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or Applicable Law (whether at law or in equity).

(e)	Preservation of Other Rights. Nothing in this Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.10 is not prior to or in substitution for any such claims under such policies.

7.11	Obligations of the Merger Sub. Parent will take all commercially reasonable action necessary to cause the Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Merger and other transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement. Parent and the Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to and in accordance with this Agreement.

7.12	Parent Vote. Following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of the Merger Sub, will execute and deliver to the Merger Sub and the Company a written consent adopting this Agreement in accordance with the Delaware Law.

7.13	Delisting. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Shares from Nasdaq and terminate registration under the Exchange Act, provided that such delisting and termination will not be effective until or after the Effective Time.

7.14	Employees; Benefit Plans. During the period commencing at the Effective Time and ending on December 31, 2022 (the “Employment Period”) (or if earlier, the date of the employee’s termination of employment with Parent or its Subsidiaries), and to the extent consistent with the terms of the governing plan documents, Parent shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide the employees of the Company and its Subsidiaries who remain employed during the Employment Period (collectively, the “Company Continuing Employees”) with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, substantially comparable to the annual base salary or wage level,annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by the Company and its Subsidiaries on the date of this Agreement, taken as a whole. With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding any retiree health plans or programs maintained by Parent or any of its Subsidiaries, any defined benefit retirement plans or programs maintained by Parent or any of its Subsidiaries, and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time, and subject to the terms of the governing plan documents, Parent shall, or shall cause the Surviving Corporation to, credit all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Parent, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited under the corresponding Employee Plan. This Section 7.14 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.14, express or implied, shall confer upon any Company Continuing Employees, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.14, including without limitation the right to continued employment with the Company after the Effective Time. Nothing contained herein, express or implied: (x) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (y) shall alter or limit the ability of the Surviving Corporation, Parent, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (z) shall prevent the Surviving Corporation, Parent, or any of their respective Affiliates from terminating the employment of any Company Continuing Employee following the Effective Time. The parties hereto acknowledge and agree that the terms set forth in this Section 7.14 shall not create any right in any Company employee or any other Person to any continued employment with the Surviving Corporation, Parent, or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Company employee and the Surviving Corporation.

7.15	Works Councils. The parties hereto shall cooperate and comply in all material respects with all notification, consultation and other processes necessary to effectuate the transactions contemplated by this Agreement, which shall include any required notifications and consultation and other processes with respect to any works council, economic committee or similar employee representative body as required to either (i) obtain an opinion or acknowledgment from any works council, economic committee or similar body or (ii) establish that the parties hereto are permitted to effect the Closing without such opinion or acknowledgment.

Article VIII
TERMINATION OF AGREEMENT

8.1	Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Stockholder Approval (except as provided herein), only as follows:

(a)	by mutual written agreement of Parent, the Merger Sub (as authorized by the Board of Directors of the Merger Sub) and the Company (as authorized by the Company Board); or

(b)	by either Parent or the Company (and in the case of the Company, subject to the last sentence of Section 7.1(b)(i)) if the Effective Time has not occurred on or before the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available the party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the principal cause of or resulted in the failure of the Effective Time to have occurred on or before the Termination Date; or

(c)	by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Applicable Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such Applicable Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the principal cause of or resulted in, the issuance, promulgation, enforcement, or entry of any such Applicable Law or Order; or

(d)	by either Parent or the Company if this Agreement has been submitted to the stockholders of the Company at a Company Stockholders Meeting and the Requisite Stockholder Approval shall not have been obtained thereat (unless such Company Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

(e)	by the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions set forth in Section 2.2(c)(i) or Section 2.2(c)(ii), as applicable, would not be satisfied; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent or the Merger Sub is curable by Parent or the Merger Sub through the exercise of commercially reasonable efforts, then the Company will not be permitted to terminate this Agreement pursuant to this Section 8.1(e) until the earlier to occur of (i) twenty (20) calendar days after delivery of written notice from the Company to Parent of such breach or (ii) Parent or the Merger Sub ceasing or failing to exercise and continuing not to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e) if such breach by Parent or the Merger Sub is cured within such twenty (20) calendar day period); provided, further, the Company may not terminate this Agreement pursuant to this Section 8.1(e) if it is then in material breach of any covenant contained in this Agreement; or

(f)	by the Company if (i) all of the conditions set forth in Section 2.2(a) and Section 2.2(b) have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (ii) Parent and the Merger Sub have failed to consummate the Merger at the Closing pursuant to Section 2.1, (iii) the Company has notified Parent in writing that (A) the Company is ready, willing and able to consummate the Merger, and (B) all conditions set forth in Section 2.2(c) have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is willing to waive any unsatisfied conditions set forth in Section 2.2(c), (iv) the Company has given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(f) if Parent and the Merger Sub fail to consummate the Merger, and (v) Parent and the Merger Sub fail to consummate the Merger on the later of the expiration of such three (3) Business Day period and the date set forth in the foregoing notice; or

(g)	by the Company if (A) the Company has complied with Section 7.1(c), (B) the Company Board has authorized, subject to compliance with the terms and conditions of this Agreement, the Company to enter into a Contract providing for the implementation of a Superior Proposal, and (C) concurrently with such termination, the Company pays (or causes to be paid) the Company Termination Fee to Parent; or

(h)	by Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 2.2(b)(i) or Section 2.2(b)(ii), as applicable, would not be satisfied; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company is curable by the Company through the exercise of commercially reasonable efforts, then Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(h) until the earlier to occur of (i) twenty (20) calendar days after delivery of written notice from Parent to the Company of such breach or (ii) the Company ceasing to exercise and continuing not to exercise commercially reasonable efforts to cure such breach (it being understood that Parent and the Merger Sub may not terminate this Agreement pursuant to this Section 8.1(h) if such breach by the Company is cured within such twenty (20) calendar day period); provided, further, Parent may not terminate this Agreement pursuant to this Section 8.1(h) if it or the Merger Sub is then in material breach of any covenant contained in this Agreement;

(i)	by Parent if the Company Board (or any committee thereof) has approved a Company Board Recommendation Change; or

(j)	by Parent, if the Company Board has authorized the Company to enter into, and the Company has entered into, a Contract providing for the implementation of a Superior Proposal.

8.2	Notice of Termination. A party terminating this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) will deliver a written notice to the other party setting forth specific basis for such termination and the specific provision of Section 8.1 pursuant to which this Agreement is being terminated, and any such termination of this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) will be effective upon delivery by the non-terminating party of the foregoing written notice.

8.3	Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement will be of no further force or effect, with no liability on the part of any party hereto (or any stockholder, director, manager, officer, employee, agent, consultant or representative of such party or parties) to any other party hereto, as applicable, except (a) for the terms of Section 7.2(f), Section 7.6, this Section 8.3, Section 8.4 and Article IX, each of which will survive the termination of this Agreement, and (b) that nothing herein will relieve any party or parties hereto, as applicable, from liability for any fraud committed in connection with this Agreement or any of the transactions contemplated thereby.

8.4	Termination Fees.

(a)	Company Termination Fees.

(i)	In the event that this Agreement is terminated pursuant to Section 8.1(g), then as a condition to such termination of this Agreement, the Company will pay (or cause to be paid) to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(ii)	In the event that this Agreement is terminated pursuant to Section 8.1(i), then the Company will promptly pay (or cause to be paid), in all events within two (2) Business Days following such termination, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)	The parties hereto acknowledge and hereby agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(b)	Recovery. Parent, the Merger Sub and the Company hereby acknowledge and agree that the covenants set forth in this Section 8.4 are an integral part of this Agreement and the Merger, and that, without these agreements, Parent, the Merger Sub and the Company would not have entered into this Agreement, and that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is payable. Accordingly, if the Company fails to promptly pay any amounts due pursuant to Section 8.4(a) such amount shall accrue interest at (i) the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, plus five percent (5%), or (ii) such lesser rate that is the maximum permitted by Applicable Law. If a party commences a Legal Proceeding that results in a final, non-appealable judgement against another party for the Company Termination Fee or any portion of such fees, the breaching party shall pay to the non-breaching party its reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees and costs) in connection with such Legal Proceeding.

Article IX
GENERAL PROVISIONS

9.1	Certain Interpretations.

(a)	The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(b)	Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, will be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(c)	Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, will be deemed in each case to be followed by the words “without limitation.”

(d)	As used in this Agreement, the singular or plural number will be deemed to include the other whenever the context so requires.

(e)	Unless otherwise specifically provided, all references in this Agreement to “Dollars” or “$” means United States Dollars.

(f)	When reference is made herein to a Person, such reference will be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. Unless otherwise indicated, all references herein to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(g)	Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at www.dfsvenue.com (Abacus 2021) at least three (3) days prior to the execution and delivery of this Agreement.

(h)	The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(i)	The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on its face. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

9.2	Amendment. Subject to Applicable Law, this Agreement may be amended by the parties hereto at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Parent, the Merger Sub (as authorized by the Board of Directors of the Merger Sub) and the Company (as authorized by the Company Board); provided, however, that in the event that this Agreement has been approved by stockholders of the Company in accordance with Delaware Law, no amendment will be made to this Agreement that requires the approval of such stockholders of the Company; and provided, further, however, that this Section 9.2 and Sections 9.3, 9.4, 9.9, 9.12 and 9.13 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Financing Source without the prior written consent of such Financing Source.

9.3	Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent permitted by Applicable Law and except as otherwise expressly set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein; and provided, further, however, that this Section 9.3 and Sections 9.2, 9.4, 9.12 and 9.13 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Financing Source without the prior written consent of such Financing Source. Any agreement on the part of a party or parties hereto to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Notwithstanding anything herein to the contrary, each of the Company, Parent, and any party hereto (and each of their respective directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or representatives (in each case, in such capacity)) hereby waives any rights or claims against any of the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or representatives (in each case, in such capacity), in any way relating to this Agreement, the Debt Commitment Letters, any of the other documents for the Debt Financing or the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, whether at law, in equity, in contract, in tort or otherwise. Debt Financing Sources shall not be liable for any such action or legal proceeding. Notwithstanding the foregoing, nothing in this Section 9.3 shall in any way limit or modify the rights of Parent under this Agreement or any obligations of the Financing Sources to Parent under the Debt Commitment Letters.

9.4	Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent will have the right to assign all or any portion of its rights and obligations pursuant to this Agreement (a) from and after the Effective Time, (i) in connection with a merger or consolidation involving Parent or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation or (ii) to any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing or (b) to any of its Affiliates; provided, that in the case of clause (a)(ii) or (b), Parent and the Merger Sub remain liable for their obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.5	Notices. All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) or e-mail to the parties at the following addresses, telecopy numbers or e-mail addresses (or at such other address, telecopy numbers or e-mail address for a party as will be specified by like notice):

(a)	If to Parent or the Merger Sub to:

Kids2, Inc.

3333 Piedmont Road Ste 1800

Atlanta, Georgia 30305

Attention: Matthew Smith, General Counsel

Email: [*]

with a copy (which will not constitute notice) to:

Foley & Lardner LLP

111 Huntington Avenue

Boston, MA 02199

Attention: Susan E. Pravda

Email: [*]

(b)	If to the Company (prior to the Closing), to:

Summer Infant, Inc.

1275 Park East Drive

Woonsocket, RI 02895

Attention: Mary Beth Schneider, General Counsel

Email: [*]

with a copy (which will not constitute notice) to:

Greenberg Traurig, LLP

One International Place | Suite 2000
Boston, MA 02110

Attention: Elizabeth W. Fraser

Email: [*]

9.6	Non-Survival. None of the representations and warranties, or any of the covenants, obligations or agreements which by their terms contemplate performance prior to or at the Effective Time, of the Company, Parent and the Merger Sub contained in this Agreement, in each case, shall survive the Effective Time. This Section 9.6 shall not limit any covenant or agreement of the parties which by its terms contemplates performance on or after the Effective Time.

9.7	Expenses. Subject to Section 8.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger) will be paid by the party or parties, as applicable, incurring such expenses, whether or not the Merger is consummated.

9.8	Entire Agreement. This Agreement, the Company Disclosure Letter, the Confidentiality Agreement, and any certificates delivered hereunder constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement will not be superseded, will survive any termination of this Agreement and will continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND THE MERGER SUB, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.9	Third Party Beneficiaries. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 7.10, (b) from and after the Effective Time, the rights of holders of Shares, Company Options and RSAs to receive the consideration set forth in Article I and (c) each Financing Source will be an express third party beneficiary with respect to Sections 9.2, 9.3, 9.4, 9.12, 9.13 and this Section 9.9 and will be entitled to enforce such provisions against all parties to this Agreement. Notwithstanding anything herein to the contrary, no Financing Source will be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

9.10	Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.11	Remedies.

(a)	Generally. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise by it of any other remedy.

(b)	Specific Performance. The parties hereto hereby agree that irreparable injury would occur in the event that any provision of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages (notwithstanding the termination fees contemplated hereby). Accordingly, the parties hereto acknowledge and hereby agree that, prior to the termination of this Agreement pursuant to Section 8.1, the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts described in Section 9.13. The election to pursue an injunction, specific performance or other equitable relief will not restrict, impair or otherwise limit a party from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee; provided, however, that in no event will Parent be permitted to pursue an injunction, specific performance or other equitable relief or any other remedies under this Agreement or available at law or equity following the payment of the Company Termination Fee. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably (i) waives any right that it may have to require the obtaining, furnishing or posting of any such bond of other security and (ii) will waive, in any action for specific performance, the defense of adequacy of a remedy at law.

9.12	Governing Law. Except as otherwise provided herein, this Agreement will be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable conflicts of law principles.

9.13	Consent to Jurisdiction. Except as otherwise provided herein, to the fullest extent permitted by Applicable Law, each of the parties hereto, except as otherwise expressly set forth in this Section 9.13: (a) irrevocably consents to the service of the summons and complaint and any other process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement (including the Merger), for and on behalf of itself or any of its properties or assets, in the manner provided for notices in Section 9.5, and nothing in this Section 9.13 will affect the right of any party to serve legal process in any other manner permitted by Applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any or state or federal court within the State of Delaware) in the event of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (including the Merger), or for recognition and enforcement of any judgment in respect thereof; (c) waives any objection that it may now or hereafter have to the venue of any such action, suit or proceeding in any such court or that such action, suit or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (d) agrees that it will not bring any action, arising out of or relating to this Agreement or the transactions contemplated hereby (including the Merger) in any court other than the aforesaid courts. Each of Parent, the Merger Sub and the Company agrees that a final judgment in any action, suit or proceeding in such courts as provided above will, to the fullest extent permitted by Applicable Law, be conclusive and may be enforced in other jurisdictions by action, suit or proceeding on the judgment or in any other manner provided by Applicable Law. Notwithstanding anything to the contrary contained in this Agreement and without limiting Section 9.3 each of the parties hereto, on behalf of itself and their respective Affiliates: (i) agrees that it shall not (and shall cause their respective Affiliates to not) bring or support any Person in any cause of action, claim, cross-claim, third-party claim, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or representatives (in each case, in such capacity) in any way relating to this Agreement, the Debt Commitment Letter or any of the documents for the Debt Financing, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof); (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims, cross-claims, third party-claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or representatives (in each case, in such capacity) in any way relating to this Agreement, the Debt Commitment Letters or any of the documents for the Debt Financing, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of choice or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives and shall cause its Affiliates to waive any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to this Agreement, the Debt Commitment Letters or any of the documents for the Debt Financing, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof.

9.14	WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND THE MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING THE MERGER) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

9.15	Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

KIDS2, INC.

By:	/s/ Ryan Gunnigle
Name:	Ryan Gunnigle
Title:	Chief Executive Officer

PROJECT ABACUS ACQUISITION CORP.

By:	/s/ Ryan Gunnigle
Name:	Ryan Gunnigle
Title:	President

SUMMER INFANT, INC.

By:	/s/ Stuart Noyes
Name:	Stuart Noyes
Title:	Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

Annex A

CERTAIN DEFINED TERMS

For all purposes of and under this Agreement, the following capitalized terms will have the following respective meanings:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement and containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material non-public information of or with respect to the Company to keep such information confidential (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal), or (ii) executed, delivered and effective after the execution and delivery of this Agreement and containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material non-public information of or with respect to the Company to keep such information confidential and such confidentiality provisions are no less restrictive in any material respect to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal).

“Acquisition Proposal” means any offer, proposal or indication of interest from any Third Party relating to any Acquisition Transaction; provided that, for the avoidance of doubt, all references to “Third Party” in this definition will include any “group” as defined pursuant to Section 13(d) of the Exchange Act.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase by any Third Party, directly or indirectly, of more than fifty percent (50%) of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning more than fifty percent (50%) of any class of outstanding voting or equity securities of the Company; (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Third Party pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction; or (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Third Party of more than fifty percent (50%) of the consolidated assets, revenue or net income of the Company and its Subsidiaries (with assets being measured by the fair market value thereof); provided that, for the avoidance of doubt, all references to “Third Party” in this definition will include any “group” as defined pursuant to Section 13(d) of the Exchange Act.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Alternate Debt Financing” is defined in Section 7.2(b).

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, or any other anti-corruption or anti-money laundering Applicable Law.

“Antitrust Laws” means applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any international, national, federal, state, local, municipal or other law, regulation, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of January 1, 2022.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of Georgia or the State of Rhode Island or is a day on which banking institutions located in such States are authorized or required by Applicable Law or other governmental action to close.

“Capitalization Date” means the close of business on January 1, 2022.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), as amended, and all requests, rules, guidelines, requirements, directives, executive orders or executive memos thereunder or issued in connection therewith or in implementation thereof, regardless of the date enacted, adopted, issued or implemented (including any changes in state or local Applicable Law that are analogous to provisions of the Coronavirus Aid, Relief, and Economic Security Act or adopted to conform to the Coronavirus Aid, Relief, and Economic Security Act) and any legislative or regulatory guidance issued pursuant to such Applicable Laws.

“CERCLA” is defined in Section 3.14(e).

“Certificate of Merger” means the certificate of merger between the Merger Sub and the Company, in customary form and substance filed with the Delaware Secretary of State to consummate the Merger.

“Certificates” means certificates that immediately prior to the Effective Time represented outstanding Shares.

“Change of Recommendation Notice Period” is defined in Section 7.1(c)(ii)(C).

“Closing” is defined in Section 2.1.

“Closing Date” is defined in Section 2.1.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Code Section 4980B and any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” is defined in Section 3.18(a).

“Company” is defined in the introductory paragraph.

“Company Board” is defined in the second “Background” paragraph.

“Company Board Recommendation” means the Company Board’s recommendation that the Company’s stockholders adopt this Agreement in accordance with the applicable provisions of Delaware Law.

“Company Board Recommendation Change” is defined in Section 7.1(c)(i).

“Company Bylaws” is defined in Section 3.1(a).

“Company Charter” is defined in Section 3.1(a).

“Company Common Stock” is defined in the first “Background” paragraph.

“Company Disclosure Letter” means the letter relating to the representations and warranties contained in Article III delivered by the Company to Parent on the date of this Agreement, as amended through the Effective Time.

“Company Equity Incentive Plans” means the Company’s 2006 Performance Equity Plan, and the Company’s 2012 Incentive Compensation Plan, each as amended to the date hereof.

“Company Intellectual Property Rights” means all of the Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means the occurrence of any event, development, occurrence, circumstance, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on the business, properties, assets, operations, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event will any of the following, either alone or in combination, be deemed to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether a Company Material Adverse Effect has occurred or would occur:

(i)	changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions in the United States or any other country or region in the world;

(ii)	changes in general economic conditions in the industry or industries in which the Company and its Subsidiaries operate

(iii)	changes in Applicable Law or GAAP or the interpretations thereof;

(iv)	the outbreak or escalation of hostilities involving the United States or any other country or region in the world, the declaration by the United States of a national emergency or war, or the occurrence of any other calamity or crisis, including acts of terrorism;

(v)	any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi)	the identity of, or actions or omissions of, Parent, Merger Sub or their Affiliates, or any action taken (including by the Company) pursuant to or in accordance with this Agreement (including Section 5.1) or at the request of or with the consent of Parent or Merger Sub, including with respect to the financing of the transactions contemplated by this Agreement;

(vii)	the public announcement or pendency of this Agreement, the Merger or any other transactions contemplated by this Agreement;

(viii)	any change in the market price or trading volume of the Company Common Stock (it being understood that the exception in this clause (viii) shall not preclude any party from asserting that the facts giving rise to such change should be taken into account in determining whether there has been a Company Material Adverse Effect);

(ix)	any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (ix) shall not preclude any party from asserting that the facts giving rise to such failure should be taken into account in determining whether there has been a Company Material Adverse Effect);

(x)	any acts of God, including any epidemic, pandemic or disease outbreak (including in respect of COVID-19); or

(xi)	any Transaction Litigation (it being understood and agreed that the exception in this clause (xi) shall not preclude any party from asserting and independently proving that the facts giving rise to any such proceeding (but, for the avoidance of doubt, not the fact that such proceedings commenced or exist) should be taken into account in determining whether there has been a Company Material Adverse Effect);

provided further, that any change, effect, event, circumstance, occurrence or state of facts relating to clauses (i) through (iv) and may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent such change, effect, event, circumstance, occurrence or state of facts has a disproportionate adverse effect on the Company and its Subsidiaries as compared to other participants in the industries in which the Company and its Subsidiaries operate.

“Company Options” means any issued and outstanding options to purchase Shares granted under or pursuant to a Company Equity Incentive Plan.

“Company Products” means any and all products currently marketed, sold, licensed, provided or distributed by Company and its Subsidiaries.

“Company Registered IP” means Intellectual Property Rights that are Registered IP.

“Company Securities” is defined in Section 3.5(c).

“Company Stockholders Meeting” is defined in Section 7.1(b).

“Company Termination Fee” will mean an amount in cash equal to $2,310,600.

“Confidentiality Agreement” means that certain mutual confidentiality and non-disclosure agreement, dated as of April 13, 2021, by and between the Company and Parent, as amended.

“Consent” means any approval, clearance, order or authorization of, or filing or registration with, or notification to, any Governmental Authority.

“Contract” means any legally binding contract, subcontract, agreement, commitment, purchase order, note, bond, mortgage, indenture, lease, license, sublicense, permit, franchise or other instrument, obligation or binding arrangement or understanding of any kind or character.

“COVID-19” means SARS CoV-2 or COVID-19 (and all related strains and sequences), including any evolutions, intensification, resurgence, variants or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measure” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Applicable Law, order, or directive by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the CARES Act.

“CPSA” is defined in Section 3.32(b).

“CPSC” is defined in Section 3.32(b).

“Customs Laws” is defined in Section 3.26(b).

“Debt Commitment Letters” means the executed commitment letters of even date herewith, and the executed fee letters related thereto of even date herewith (except that the fee amounts, pricing caps and other economic terms may be redacted so long as no redaction covers terms that would adversely affect the amount, conditionality, availability or termination of the Debt Financing), together with any related engagement letters, exhibits, schedules, annexes, supplements, term sheets and other agreements.

“Debt Financing” is defined in Section 4.9(a).

“Debt Financing Sources” means the agents, lenders and other entities that are parties to the Debt Commitment Letter (excluding Parent or the Merger Sub), including the parties to any joinder agreements joining such parties to the Debt Commitment Letters or parties (excluding Parent or the Merger Sub) to the definitive agreements executed in connection with the Debt Financing, together with their respective affiliates and their respective affiliates’ officers, directors, employees, controlling persons, agents and Representatives and their respective successors and assigns have committed to provide, subject to the terms and conditions set forth therein, the Debt Financing pursuant to the Debt Commitment Letters.

“Delaware Law” means the DGCL and any other Applicable Law of the State of Delaware.

“Delaware Secretary of State” means the Secretary of State of the State of Delaware.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” is defined in Section 1.4(b)(iii).

“Effective Time” means the time of filing and acceptance by the Delaware Secretary of State of the Certificate of Merger, or such later time as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger as the “Effective Time” in accordance with the DGCL.

“Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), and (ii) all other material employment, consulting and independent contractor agreement, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, incentive, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or arrangements (whether or not in writing) currently maintained or contributed to for the benefit of any current or former employee, consultant or independent contractor or director of the Company, or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material Liability.

“Enforceability Limitations” means those limitations on the enforceability of Contracts that arise by reason of bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors’ rights generally or by reason of equitable principles of general applicability.

“Environmental Claim” means any Legal Proceeding, Order, Lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging or asserting (a) any liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on, or resulting from, the use, presence, Release of, or exposure to, any Hazardous Materials; or (b) any violation of or any liability under any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any Applicable Law, Order or binding agreement with any Governmental Authority concerning or relating to pollution (or the cleanup thereof) or the protection of the environment (including ambient air, soil, soil vapor, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health and safety, or worker/occupational health and safety, including those relating to the presence of, exposure to, or the management, manufacture, use, handling, importing, labeling, testing, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, Release, control, remediation, or other action or failure to act involving Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): CERCLA; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Permit” is defined in Section 3.14(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“ERISA Affiliate” means any Person under common control with the Company or that, together with the Company or any of its Subsidiaries, would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code and the regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Export Control Laws” is defined in Section 3.26(a).

“Financing Source” means each of TCW Asset Management Company LLC and Wells Fargo Bank, National Association.

“Fundamental Representations” means the representations and warranties of the Company set forth in the first two sentences of Section 3.1 (Organization and Standing), Section 3.2(a) through Section 3.2(d) (Authorization and Enforceability), Section 3.5 (Capitalization), and Section 3.23 (Brokers).

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Government Contract” means any Contract for the sale of goods or services currently in performance that is between the Company and a Governmental Authority or entered into by the Company as a subcontractor (at any tier) in connection with a Contract between another Person and a Governmental Authority.

“Governmental Authority” means any federal, state, local, municipal, foreign, or other government or quasi-governmental authority or any department, agency, commission, board, subdivision, bureau, agency, instrumentality, court, or other tribunal of any of the foregoing.

“Hazardous Materials” means any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, vapor, mineral or gas, in each case, whether naturally occurring or manmade: (a) that because of its toxicity, concentration, or quantity, has characteristics that are hazardous or toxic to human health, the environment, or natural resources; (b) that is subject to regulation, investigation, control, or remediation under any Environmental Law, or to which exposure is now prohibited, limited, or regulated by, or that could foreseeably be prohibited, limited, or regulated by or under, any Environmental Law; or (c) that is defined as hazardous, acutely hazardous, toxic, a pollutant, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, or words of similar import or regulatory effect under Environmental Laws; including, without limitation, any petroleum or petroleum-derived products; radon, radioactive materials, byproducts, or wastes; asbestos in any form; lead or lead-containing materials; urea formaldehyde foam insulation; organohalogenated flame retardant chemicals, including, without limitation, per- and polyfluoroalkyl substances, perfluorooctanoic acid, and perfluorooctane sulfonate; foundry sand; and polychlorinated biphenyls.

“Indebtedness” means, as of any time, without duplication, any of the following liabilities or obligations: (i) indebtedness for borrowed money; (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities related to the deferred and unpaid purchase price of property or services other than those trade payables incurred in the ordinary course of business, including any earn-out obligations; (v) liabilities pursuant to conditional sale or other title retention agreements; (vi) liabilities with respect to vendor advances or any other advances; (vii) net liabilities arising out of interest rate and currency swap arrangements, collars, caps, hedges and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (viii) any off-balance sheet financing of any person, including synthetic leases and project financing; (ix) all obligations of any person under capitalized leases (determined in accordance with GAAP); (x) any deferred revenue obligations of any person; (xi) any payments made to or upon the termination of, and any fees and expenses owing in respect of, any intercompany obligations; (xii) any Transaction Expenses; and (xiii) indebtedness of the types described in clauses (i) through (xii) above of others guaranteed by the Company or any of its Subsidiaries or secured by any lien, mortgage or security interest on the assets of the Company or any of its Subsidiaries, in each case including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, breakage costs, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection with any of the foregoing.

“Indemnified Persons” means any and all respective current and former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (including Affiliates thereof), (i) if any of such persons are parties to any indemnification agreement between the Company or any of its Subsidiaries as set forth on Schedule 7.10(b) attached hereto or (ii) any of such persons or are otherwise entitled to indemnification or advancements under Delaware Law or the Company’s or the Company’s Subsidiaries’ certificates of incorporation, bylaws or similar constituent documents as in effect on the date hereof.

“Intellectual Property Rights” means any or all of the following and all statutory and/or common law rights throughout the world in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models, including utility patents and design patents, and all registrations and applications therefore (including provisional applications) and all reissues, divisions, renewals, extensions, re-examinations, corrections, provisionals, continuations and continuations in part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries, including, without limitation, invention disclosures (collectively, “Patents”); (ii) all inventions (whether or not patentable, reduced to practice or made the subject of a pending patent application), invention disclosures and improvements, all trade secrets, proprietary information, know-how and technology, confidential or proprietary information and all documentation therefore (collectively, “Trade Secrets”); (iii) all works of authorship, copyrights (registered or otherwise), copyright registrations and applications and all other rights corresponding thereto throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Copyrights”); (iv) all trade names, trade dress, logos, or other corporate designations, trademarks and service marks, whether or not registered, including all common law rights, and trademark and service mark registrations and applications, including but not limited to all marks registered in the United States Patent and Trademark Office, the Trademark Offices of the States and Territories of the United States of America, and the Trademark Offices of other nations throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Trademarks”); (v) domain names and applications and registrations therefore (collectively, “Domain Names”); and (vi) any similar, corresponding or equivalent rights to any of the foregoing.

“IRS” means the United States Internal Revenue Service, or any successor thereto.

“knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s CEO, CFO or General Counsel, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

“Labor Organization” is defined in Section 3.18(a).

“Leased Real Property” means real property subject to Leases.

“Leases” means existing leases, subleases, licenses, or other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property together with any and all modifications, amendments, extensions, renewals, guaranties, supplements and side letters with respect thereto.

“Legal Proceeding” means any action, arbitration, charge, claim, complaint, demand, dispute, governmental audit, grievance, hearing, investigation, litigations, proceeding, qui tam action, suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator, whether at law or in equity.

“Liabilities” means any liability, indebtedness, obligation or commitment of any kind required to be recorded or reflected on a balance sheet under GAAP.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance (not including licenses to Intellectual Property rights), claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Contract” means any of the following:

(i)	any “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (other than those agreements and arrangements described in Item 601(b)(10)(iii));

(ii)	any Contract that involves non-cancelable commitments to make capital expenditures in excess of $100,000 annually;

(iii)	any Contract establishing any joint ventures, strategic alliance, partnership, sharing of profit arrangement, minority equity investments or similar arrangement;

(iv)	any Contract for the employment or service of any officer, individual employee, director, individual service provider or other Person providing for (A) fixed or variable compensation in the aggregate in excess of $100,000 annually (B) the payment of any severance, retention, change in control or similar payments or (C) commission based arrangements;

(v)	any Contract or indenture relating to indebtedness for borrowed money or the mortgaging, pledging or otherwise placing a Lien on any material asset or any letter of credit arrangements, or any guarantee therefor;

(vi)	any Contract under which the Company or any of its Subsidiaries is a (A) lessee of or holds or operates any personal property, owned by any other Person, except for any lease of personal property under which the aggregate annual rental payments do not exceed $100,000 or (B) lessor of or permits any other Person (other than the Company and its Subsidiaries) to hold or operate any personal property owned or controlled by it;

(vii)	any Collective Bargaining Agreement or any other Contract with any labor union, works council, trade association or other agreement or Contract with any employee organization;

(viii)	any (A) material license, royalty, indemnification, covenant not to sue, escrow, co-existence, concurrent use, consent to use or other Contract relating to any Intellectual Property Rights (including any Contracts relating to the licensing of Intellectual Property Rights by the Company or any of its Subsidiaries to a Third Party or by a Third Party to the Company or any of its Subsidiaries) and (B) other Contracts affecting the Company’s or any of its Subsidiaries’ ability to own, enforce, use, license or disclose any material Intellectual Property Rights or providing for the development, acquisition, provision or escrow of any Intellectual Property Rights (including any data, databases or collections of data);

(ix)	any agent, sales representative, referral, or distribution agreement or any other agreement that requires payment by or to the Company or referral fees, commissions or other monetary or non-monetary compensation in respect of a referral in excess of $100,000 annually;

(x)	any Contract that limits the ability of the Company or any of its Subsidiaries in any material respect to engage in any line of business or that contains a covenant not to compete applicable to the Company or any of its Subsidiaries;

(xi)	any Contract with a Material Customer or Material Vendor that contains “most favored nations” pricing terms or grants to any customer, supplier or vendor any right of first offer or right of first refusal or exclusivity or any similar requirement;

(xii)	any Contract that contains any “non-solicitation”, “no hire” or similar provisions which restrict the Company or any of its Subsidiaries from soliciting, hiring, engaging, retaining or employing any other Person’s current employees outside the ordinary course of business;

(xiii)	any settlement, conciliation or similar agreement under which there are continuing obligations or Liabilities on the part of the Company or any of its Subsidiaries in excess of $100,000 annually;

(xiv)	any Contract for the disposition of any portion of the assets or business of the Company or any of its Subsidiaries (other than sales of Company Products in the ordinary course of business) or for the acquisition by the Company or any of its Subsidiaries of the assets or business of any other Person (other than purchases of inventory, equipment or tooling in the ordinary course of business) (A) involving a purchase price in excess of $100,000 or (B) under which the Company or any of its Subsidiaries will have any obligation with respect to an “earn-out”, contingent purchase price or similar contingent or deferred payment obligation;

(xv)	any Contract wherein or whereby the Company or any of its Subsidiaries has agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guarantee, or otherwise assume or incur any obligation or liability and such obligation or duty is uncapped or otherwise not limited (including by reference to standard of conduct) or provides a right of rescission outside the ordinary course of business;

(xvi)	any Contract evidencing a Related Party Transaction;

(xvii)	any Contract pursuant to which the Company or any of its Subsidiaries subcontracts its obligations under a Material Contract to a Third Party;

(xviii)	any Contract with a Material Customer or Material Vendor (other than purchase orders in the ordinary course of business);

(xix)	any Contract pursuant to which any Person (other than employees of the Company or its Subsidiaries) has authored, created, conceived, developed or reduced to practice any material Intellectual Property Rights for, on behalf of or under the direction or supervision of the Company or any of its Subsidiaries;

(xx)	any securityholder agreement, registration rights agreements or similar agreements or any Contract relating to or affecting the ownership or voting of the Shares of the Company or the equity interests of any of its Subsidiaries;

(xxi)	any Contract that require the Company or any Subsidiary to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(xxii)	any power of attorney or similar agency arrangement with respect to the Company or its Subsidiaries; and

(xxiii)	any commitment or arrangement to enter into any of the foregoing.

“Merger” is defined in the first “Background” paragraph.

“Merger Consideration” means $12.00 per Share.

“Merger Sub” is defined in the introductory paragraph.

“Nasdaq” means The Nasdaq Stock Market, LLC.

“New Debt Commitment Letters” means one or more new financing commitment letters with respect to the Alternate Debt Financing.

“OFAC” is defined in Section 3.26(a).

“Option Consideration” is defined in Section 1.4(c)(i).

“Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Authority or arbitrator that is binding on or applicable to such Person and is material to the business of the Company.

“Other Required Company Filing” is defined in Section 7.1(a)(ii).

“Other Required Parent Filing” is defined in Section 7.1(a)(iii).

“Owned Shares” is defined in Section 1.4(b)(ii).

“Parent” is defined in the introductory paragraph.

“Parent Material Adverse Effect” means any material adverse effect on the ability of Parent or the Merger Sub to consummate the Merger prior to the Termination Date and to fully perform its covenants and other obligations under this Agreement, including payment of the Merger Consideration to the Payment Fund at Closing.

“Payment Agent” is defined in Section 2.3(a).

“Payment Fund” is defined in Section 2.3(b).

“Permits” means all permits, licenses, franchises, approvals, consents, notices, waivers, clearances, exemptions, registrations, filings, accreditations, certificates, variances, and other similar authorizations required under Applicable Laws or by any Governmental Authority.

“Permitted Liens” means (i) Liens disclosed on the Balance Sheet, (ii) Liens for Taxes not yet delinquent or Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Balance Sheet, (iii) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like liens or other similar encumbrances arising or incurred in the ordinary course of business consistent with past practice that, in the aggregate, do not materially impair the value or the present or intended use and operation of the assets to which they relate, (iv) statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements, (v) Liens or encumbrances imposed on the underlying fee interest in Leased Real Property; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar Liens affecting any Leased Real Property, in each case that do not adversely affect in any material respect the current use or occupancy of the applicable Leased Real Property.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“PPP” means the Payroll Protection Program as promulgated by the US Small Business Administration.

“PPP Loan” means the loan(s) received by the Company pursuant to the PPP as set forth in the SEC Reports.

“Preferred Shares” is defined in Section 3.5(a).

“Proxy Statement” is defined in Section 7.1.

“Public Software” means any software that licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

“Reference Date” means January 1, 2019.

“Registered IP” means all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; (iv) Domain Names; and (v) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape, disperse, or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture), whether intentional or unintentional.

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Required Financial Information” is defined in Section 7.2(d)(i)(D).

“Requisite Stockholder Approval” means the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote at a meeting of the holders of the Shares in accordance with Delaware Law.

“RSA” means any issued and outstanding restricted stock award (including commitments to grant restricted stock awards approved by the Company Board or authorized committee of the Company Board prior to the date hereof) granted under or pursuant to a Company Equity Incentive Plan, and payable in accordance with a vesting schedule or issuance schedule.

“RSA Consideration” is defined in Section 1.4(c)(ii).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement, which confirmation will be deemed to occur if the SEC has not affirmatively notified the Company prior to the end of the tenth (10th) calendar day after filing the preliminary Proxy Statement that the SEC will or will not be reviewing the Proxy Statement.

“SEC Reports” means all registration statements, prospectuses, forms, reports, schedules, statements and other documents required to be filed or furnished (as applicable) with the SEC by the Company under the Securities Act or Exchange Act since January 1, 2019.

“Section 409A” means Section 409A of the Code and the regulations and guidance thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share” means each share of Company Common Stock.

“Stock Award” means any award of Company Options or RSAs.

“Subsidiary” means, a “significant subsidiary” of the Company or a Subsidiary of the Company as defined in Rule 12(b)(2) under the Exchange Act.

“Subsidiary Securities” are defined in Section 3.6(d).

“Superior Proposal” means any written Acquisition Proposal made by a Third Party after the date of this Agreement that (i) was not solicited in violation of Section 6.1(a) and (ii) the Company Board determines in good faith (after consultation with its financial advisor and its outside legal counsel, and after taking into account the terms and conditions of such Acquisition Proposal, including the financial, legal, regulatory and other aspects of such Acquisition Proposal) is reasonably capable of being completed on the terms proposed and such Acquisition Proposal would, if consummated, result in a transaction significantly more favorable over the long term than the transactions contemplated by this Agreement (including the Merger), taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing) and the identity of the Third Party making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant.

“Support Agreements” is defined in the fifth “Background” paragraph.

“Surviving Corporation” means the Company, as the surviving corporation of the Merger.

“Tax” means any and all U.S. federal, state, local and non-U.S. taxes of any kind whatsoever, assessments, duties, impositions, charges and liabilities, in each case in the nature of a tax, imposed by a Governmental Authority, including taxes based upon or measured by gross receipts, income, profits, sales, use, occupation, value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, unclaimed property, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” means all returns, declarations, estimates, reports, statements and other documents filed or required to be filed in respect of any Taxes.

“Termination Date” means June 30, 2022.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“Transaction Expenses” means (i) the fees and expenses payable by the Company or any of its Subsidiaries (whether on behalf of the Company or any of its Subsidiaries or any Company Stockholder or any of their respective Affiliates) or that is subject to payment or reimbursement by the Company or any of its Subsidiaries in connection with this Agreement, the documents delivered in connection herewith, the Merger and the transactions contemplated hereby and thereby to financial advisors, brokers, finders, consultants, accountants, auditors, lawyers, investment bankers or other advisors, (ii) any transaction, success, change of control, retention, or similar bonuses and any “single trigger” severance payments, payable by or on behalf of the Company or any of its Subsidiaries to any of their respective past or present employees, officers, directors, or other service providers in connection with the consummation of the transactions contemplated by this Agreement together with the employer portion of any payroll Taxes due in connection with any such payments, and (iii) any payments, fees or expenses owing in respect of the “tail” polices obtained pursuant to Section 7.10.

“Transaction Litigation” means Legal Proceedings commenced or threatened against the Company or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, other than any Legal Proceedings related to or in connection with any disputes between the Company, on the one hand, and Parent, the Merger Sub, the Financing Sources, or their respective Affiliates, on the other hand, relating to this Agreement.

“Uncertificated Shares” means non-certified shares represented by book entry.

“WARN” means the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar Applicable Law.

[Remainder of Page Intentionally Left Blank]